Exhibit 2.1

AGREEMENT AND PLAN OF REORGANIZATION

dated as of January 29, 2013

by and between

UNITED BANKSHARES, INC.

and

VIRGINIA COMMERCE BANCORP, INC.

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7.13	Directors and Officers	46
7.14	Compliance with Laws	46
7.15	Assumption of TRUPs	46

ARTICLE VIII Conditions to Consummation of the Merger		47
8.01	Conditions to Each Party’s Obligation to Effect the Merger	47
8.02	Conditions to Obligation of Virginia Commerce	48
8.03	Conditions to Obligation of Buyer	48

ARTICLE IX Termination		49
9.01	Termination	49
9.02	Effect of Termination and Abandonment	52
9.03	Fees and Expenses	52

ARTICLE X Miscellaneous		53
10.01	Survival	53
10.02	Waiver; Amendment	53
10.03	Assignment	53
10.04	Counterparts	53
10.05	Governing Law	53
10.06	Expenses	53
10.07	Notices	53
10.08	Entire Understanding; No Third Party Beneficiaries	54
10.09	Severability	54
10.10	Disclosures	54
10.11	Interpretation; Effect	54
10.12	Publicity	55

Exhibit A	Supplement for Merger Sub Accession to Agreement
Exhibit B	Plan of Merger merging Virginia Commerce with and into Merger Sub
Exhibit C	Bank Merger Agreement
Exhibit D	Plan of Merger merging Virginia Commerce Bank with and into Buyer Bank
Exhibit E	Form of Support Agreement

ii

AGREEMENT AND PLAN OF REORGANIZATION, dated as of January 29, 2013, (this “Agreement”), by and between VIRGINIA COMMERCE BANCORP, INC. (“Virginia Commerce”) and UNITED BANKSHARES, INC. (“Buyer”).

RECITALS

A. Virginia Commerce. Virginia Commerce is a Virginia corporation, having its principal place of business in Arlington, Virginia.

B. Buyer. Buyer is a West Virginia corporation, having its principal place of business in Charleston, West Virginia.

C. Intentions of the Parties. It is the intention of the parties to this Agreement that the business combination contemplated hereby be treated as a “reorganization” under Section 368 of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

D. Board Action. The respective Boards of Directors of each of Buyer and Virginia Commerce have determined that it is in the best interests of their respective companies and their stockholders to consummate the strategic business combination transaction provided for herein.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants, representations, warranties and agreements contained herein the parties agree as follows:

ARTICLE I

Certain Definitions

1.01 Certain Definitions. The following terms are used in this Agreement with the meanings set forth below:

“Acquisition Agreement” has the meaning set forth in Section 9.03(a).

“Acquisition Proposal” means any tender or exchange offer, proposal for a merger, consolidation or other business combination involving Virginia Commerce or any of its Significant Subsidiaries or any proposal or offer to acquire equity interests representing 24.99% or more of the voting power of, or at least 24.99% of the assets or deposits of, Virginia Commerce or any of its Significant Subsidiaries, other than the transactions contemplated by this Agreement.

“Agreement” has the meaning set forth in the preamble to this Agreement.

“Average Closing Price” has the meaning set forth in Section 4.03.

“Bank Merger” has the meaning set forth in Section 3.01(a).

“Bank Merger Agreement” means the Agreement and Plan of Merger of Virginia Commerce Bank with and into Buyer Bank, attached as Exhibit C.

“Bank Merger Effective Date” has the meaning set forth in Section 3.02.

“Book Entry Shares” has the meaning set forth in Section 4.04.

“Buyer” has the meaning set forth in the preamble to this Agreement.

“Buyer Bank” means United Bank, a commercial bank chartered under the laws of the Commonwealth of Virginia.

“Buyer Board” means the Board of Directors of Buyer.

“Buyer By-Laws” means the By-Laws of Buyer.

“Buyer Common Stock” means the common stock, par value $2.50 per share, of Buyer.

“Buyer Compensation and Benefit Plans” has the meaning set forth in Section 6.04(l)(i).

“Buyer Consultants” has the meaning set forth in Section 6.04(l)(i).

“Buyer Directors” has the meaning set forth in Section 6.04(l)(i).

“Buyer Employees” has the meaning set forth in Section 6.04(l)(i).

“Buyer ERISA Affiliate” has the meaning set forth in Section 6.04(l)(iii).

“Buyer ERISA Affiliate Plan” has the meaning set forth in Section 6.04(l)(iii).

“Buyer Meeting” has the meaning set forth in Section 7.02(b).

“Buyer Pension Plan” has the meaning set forth in Section 6.04(l)(ii).

“Buyer Ratio” has the meaning set forth in Section 9.01(i)(i).

“Buyer SEC Documents” has the meaning set forth in Section 6.04(g).

“Code” has the meaning set forth in the recitals.

“Compensation and Benefit Plans” has the meaning set forth in Section 6.03(m).

“Consultants” has the meaning set forth in Section 6.03(m).

“Costs” has the meaning set forth in Section 7.10(a).

“Deferred Compensation Plan” has the meaning set forth in Section 6.03(m)(xi).

“Determination Date” has the meaning set forth in Section 4.03.

“Directors” has the meaning set forth in Section 6.03(m).

“Disclosure Schedule” has the meaning set forth in Section 6.01.

“DOL” means the United States Department of Labor.

“Effective Date” has the meaning set forth in Section 2.02(a).

“Effective Time” means the effective time of the Merger, as provided for in Section 2.02(a).

“Employees” has the meaning set forth in Section 6.03(m).

“Environmental Laws” means all applicable local, state and federal environmental, health and safety laws and regulations, including, without limitation, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation, and Liability Act, the Clean Water Act, the Federal Clean Air Act, and the Occupational Safety and Health Act, each as amended, regulations promulgated thereunder, and state counterparts.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” has the meaning set forth in Section 6.03(m)(iii).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“Exchange Agent” means Computershare Limited.

“Exchange Fund” has the meaning set forth in Section 4.04(a).

“Exchange Ratio” has the meaning set forth in Section 4.01(a).

“Fee” has the meaning set forth in Section 9.03(a).

“Final Index Price” has the meaning set forth in 9.01(i)(ii).

“GAAP” means United States generally accepted accounting principles as in effect from time to time, consistently applied.

“Governmental Authority” means any court, administrative agency or commission or other federal, state or local governmental authority or instrumentality.

“IRS” has the meaning set forth in Section 6.03(m)(ii).

“Indemnified Party” has the meaning set forth in Section 7.10(a).

“Index Group” has the meaning set forth in Section 9.01(i)(ii).

“Index Price” has the meaning set forth in Section 9.01(i)(ii).

“Index Ratio” has the meaning set forth in Section 9.01(i)(ii)

“Insurance Amount” has the meaning set forth in Section 7.10(c).

“Lien” means any charge, mortgage, pledge, security interest, restriction, claim, lien, or encumbrance.

“Material Adverse Effect” means, with respect to Buyer or Virginia Commerce, any event, change, effect, development, state of facts, condition, circumstances or occurrence that, individually or in the aggregate, (i) is material and adverse to the financial position, results of operations or business of Buyer and its Subsidiaries taken as a whole or Virginia Commerce and its Subsidiaries taken as a whole, respectively, or (ii) would materially impair the ability of either Buyer or Virginia Commerce to perform its respective obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the Merger and the other transactions contemplated by this Agreement; provided, that Material Adverse Effect shall not include the impact of (a) changes in tax, banking and similar laws of general applicability or interpretations thereof by courts or governmental authorities except to the extent that such changes have a disproportionate impact on Buyer or Virginia Commerce, as the case may be, relative to the overall effects on the banking industry, (b) changes in GAAP or regulatory accounting requirements applicable to banks and their holding companies generally, except to the extent that such changes have a disproportionate impact on Buyer or Virginia Commerce, as the case may be, relative to the overall effects on the banking industry, (c) changes in economic conditions affecting financial institutions generally, including changes in market interest rates, credit availability and liquidity, and price levels or trading volumes in securities markets except to the extent that such changes have a disproportionate impact on Buyer or Virginia Commerce, as the case may be, relative to the overall effects on the banking industry, (d) any modifications or changes to valuation policies and practices in connection with the Merger in accordance with GAAP, (e) actions and omissions of Buyer or Virginia Commerce taken with the prior written consent of the other in contemplation of the transactions contemplated hereby, (f) any outbreak or escalation of hostilities or war (whether or not declared) or any act of terrorism, or any earthquakes, hurricanes, tornados or other natural disasters, (g) failure of Buyer or Virginia Commerce to meet any internal financial forecasts or any earnings projections (whether made by Buyer or Virginia Commerce or any other Person), (h) the public disclosure of this Agreement and the impact thereof on relationships with customers or employees, or (i) the effects of compliance with this Agreement on the operating performance of the parties, including, expenses incurred by the parties in consummating the transactions contemplated by this Agreement.

“Merger” has the meaning set forth in Section 2.01(b).

“Merger Consideration” has the meaning set forth in Section 4.01(a).

“Merger Sub” means George Mason Bankshares, Inc., a Virginia second-tier bank holding company.

“NASDAQ” means as The NASDAQ Stock Market, Inc.’s Global Select Market.

“New Certificate” has the meaning set forth in Section 4.04(a).

“Old Certificate” has the meaning set forth in Section 4.04(a).

“PBGC” means the Pension Benefit Guaranty Corporation.

“Pension Plan” has the meaning set forth in Section 6.03(m)(ii).

“Person” means any individual, bank, corporation, limited liability company, partnership, association, joint-stock company, business trust or unincorporated organization.

“Plan of Merger” means the Plan of Merger in the form hereof attached as Exhibit B.

“Previously Disclosed” by a party shall mean information set forth in its Disclosure Schedule or in its SEC Documents.

“Proxy Statement” has the meaning set forth in Section 7.03(a).

“Registration Statement” has the meaning set forth in Section 7.03(a).

“Regulatory Authorities” has the meaning set forth in Section 6.03(i)(i).

“Regulatory Communication” has the meaning set forth in Section 7.09(a).

“Replacement Option” has the meaning set forth in Section 4.06.

“Rights” means, with respect to any Person, securities, agreements, plans (including any employee stock purchase plans, dividend reinvestment plans or other equity plans) or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, or any options, calls or commitments relating to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price or value of, shares of capital stock of such Person.

“SEC” means the Securities and Exchange Commission.

“SEC Documents” means any registration statement, prospectus, report, schedule and definitive proxy statement and other documents filed with or furnished to the SEC by Buyer or Virginia Commerce or any of their Subsidiaries pursuant to the Securities Act or Exchange Act.

“Secretary of State” means the Secretary of State of the State of West Virginia.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

“Starting Date” has the meaning set forth in Section 9.01(i)(ii).

“Starting Price” has the meaning set forth in Section 9.01(i)(ii).

“Subsidiary” and “Significant Subsidiary” have the meanings ascribed to them in Rule 1-02 Section 210.1-(2)(w) of Regulation S-X of the SEC.

“Superior Proposal” has the meaning set forth in Section 9.01(h).

“Surviving Corporation” has the meaning set forth in Section 2.01(b).

“Surviving Treasury Warrant” has the meaning set forth in Section 4.07(b).

“Surviving TRUPs Warrant” has the meaning set forth in Section 4.07(a).

“Takeover Laws” has the meaning set forth in Section 6.03(o).

“Tax” and “Taxes” means all federal, state, local or foreign taxes, charges, fees, levies or other assessments, however denominated, including, without limitation, all net income, gross income, gains, gross receipts, sales, use, ad valorem, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, disability, employer health, excise, estimated, severance, stamp, occupation, property, environmental, unemployment or other taxes, custom duties, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any Governmental Authority.

“Tax Returns” means any return, amended return or other report (including elections, declarations, disclosures, schedules, estimates and information returns) required to be filed with respect to any Tax.

“Treasury Warrants” has the meaning set forth in Section 6.03(b).

“TRUPs Warrants” has the meaning set forth in Section 6.03(b).

“Virginia Commerce” has the meaning set forth in the preamble to this Agreement.

“Virginia Commerce Bank” means Virginia Commerce Bank, a commercial bank chartered under the laws of the Commonwealth of Virginia and a wholly owned direct subsidiary of Virginia Commerce.

“Virginia Commerce Board” means the Board of Directors of Virginia Commerce.

“Virginia Commerce By-Laws” means the By-laws of Virginia Commerce.

“Virginia Commerce Certificate” means the Articles of Incorporation of Virginia Commerce, as amended.

“Virginia Commerce Common Stock” means the common stock, par value $1.00 per share, of Virginia Commerce.

“Virginia Commerce Meeting” has the meaning set forth in Section 7.02(a).

“Virginia Commerce Preferred Stock” means the Fixed Rate Cumulative Perpetual Preferred Stock, Series A of Virginia Commerce, par value of $1.00 per share.

“Virginia Commerce Stock Options” has the meaning set forth in Section 4.06.

“Virginia Commerce Stock Plans” has the meaning set forth in Section 4.06.

“Virginia Commerce’s SEC Documents” has the meaning set forth in Section 6.03(g)(i).

“VSCA” means the Virginia Stock Corporation Act, as amended.

“VSCC” means the State Corporation Commission of the Commonwealth of Virginia.

“WVBCA” means the West Virginia Business Corporation Act, as amended.

ARTICLE II

The Merger

2.01 The Merger.

(a) Prior to the Effective Time, Buyer shall take any and all action necessary (i) to cause Merger Sub to become a party to this Agreement, to be evidenced by the execution by the Merger Sub of a supplement to this Agreement in substantially the form of Exhibit A and delivery thereof to Virginia Commerce; and (ii) to cause Merger Sub to take all actions necessary or proper to comply with the obligations of Buyer and such Merger Sub to consummate the transactions contemplated hereby.

(b) Subject to the terms and conditions hereinafter set forth, including the Plan of Merger substantially in the form attached as Exhibit B, at the Effective Time, Virginia Commerce shall merge with and into Merger Sub (the “Merger”), the separate corporate existence of Virginia Commerce shall cease and Merger Sub shall survive and continue to exist as a Virginia corporation (Merger Sub, as the surviving corporation in the Merger, sometimes being referred to herein as the “Surviving Corporation”). Buyer may at any time prior to the Effective Time change the method of effecting the combination with Virginia Commerce (including, without limitation, the provisions of this Article II) if and to the extent it deems such change to be necessary, appropriate or desirable; provided, that no such change shall (i) alter or change the amount or kind of Merger Consideration, or the relative proportions of cash and Buyer Common Stock included therein, (ii) adversely affect the tax-free treatment of the Merger to Virginia Commerce’s stockholders as a result of receiving the Merger Consideration, or (iii) materially impede or delay consummation of the transactions contemplated by this Agreement; and provided further, that Buyer shall provide Virginia Commerce prior written notice of such change and the reasons therefor.

(c) Subject to the satisfaction or waiver of the conditions set forth in Article VIII, the Merger shall become effective upon (i) (A) the filing with the VSCC articles of merger in accordance with Section 13.1-720 of the VSCA, and the issuance by the VSCC of a certificate of merger relating to the Merger, and (B) the filing with the Secretary of State articles of merger in accordance with Section 31D-11-1106 of the WVBCA, and issuance by the Secretary of State of a certificate of merger relating to the Merger, or (ii) effective upon such later date and time as may be set forth in such articles of merger. The Merger shall have the effects prescribed in the VSCA and the WVBCA.

(d) The Articles of Incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation of the Surviving Corporation until thereafter amended in accordance with applicable law.

2.02 Effective Date and Effective Time.

(a) Subject to the satisfaction or waiver of the conditions set forth in Article VIII, the parties shall cause the effective date of the Merger (the “Effective Date”) to occur on either (i) the fifth business day to occur after the last of the conditions set forth in Article VIII shall have been satisfied or waived in accordance with the terms of this Agreement, other than those conditions that by their nature are to be satisfied at the closing of the Merger (or, at the election of Buyer, on the last business day of the month in which such fifth business day occurs), or (ii) such other date to which the parties may agree in writing. The time on the Effective Date when the Merger shall become effective is referred to as the “Effective Time.”

(b) Notwithstanding any other provision in this Agreement to the contrary, if Buyer shall exercise its right to delay the Effective Date pursuant to Section 2.02(a)(i), and a record date for any dividend or other distribution in respect of the Buyer Common Stock is taken during the period of such delay such that the Virginia Commerce stockholders will not be entitled to participate in such dividend, each stockholder of Virginia Commerce shall be entitled to receive, upon surrender of the Old Certificates or Book-Entry Shares and compliance with the other provisions of Article IV, a payment equal to the amount and kind of dividend or other distribution that such holder would have received had such holder been a holder of record of the shares of Buyer Common Stock issuable to such holder in the Merger on the record date for such dividend or other distribution.

2.03 Tax Consequences. It is intended that the Merger shall constitute a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

ARTICLE III

The Bank Merger

3.01 The Bank Merger.

(a) After the Effective Time, Virginia Commerce Bank, the wholly owned subsidiary of Virginia Commerce, shall merge with and into Buyer Bank, a wholly owned subsidiary of Buyer (the “Bank Merger”), pursuant to the terms and conditions of the Bank Merger Agreement including the Plan of Merger substantially in the form attached as Exhibit D, the separate existence of Virginia Commerce Bank shall cease and Buyer Bank shall survive and continue to exist as a banking corporation chartered under the laws of the Commonwealth of Virginia. Buyer may at any time prior to the Effective Time, change the method of effecting the combination with Virginia Commerce Bank (including, without limitation, the provisions of this Article III) if and to the extent it deems such changes necessary, appropriate or desirable; provided, however, that no such change shall (i) alter or change the amount or kind of Merger Consideration, or the relative proportions of cash and Buyer Common Stock included therein, (ii) adversely affect the ability of the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code to Virginia Commerce’s stockholders as a result of receiving the Merger Consideration or (iii) materially impede or delay consummation of the transactions contemplated by this Agreement; and provided, further, that Buyer shall provide Virginia Commerce with seven days prior written notice of such change and the reasons therefore.

(b) Subject to the satisfaction or waiver of the conditions set forth in Article VIII, the Bank Merger shall become effective upon the filing with the VSCC articles of merger in accordance with Section 13.1-720 of the VSCA, and the issuance by the VSCC of a certificate of merger relating to the Bank Merger, or such later date and time as may be set forth in such articles of merger. The Bank Merger shall have the effects prescribed in the VSCA.

3.02 Effective Date and Effective Time. Subject to the satisfaction or waiver of the conditions set forth in Article VIII, it being agreed that any required consents, approvals, and authorizations from any Governmental Authorities to effect the Bank Merger shall not be a condition to the consummation of the Merger, the parties shall use reasonable efforts to cause the effective date of the Bank Merger (the “Bank Merger Effective Date”) to occur as soon as reasonably practicable after the Effective Date or such later date to which the parties may agree in writing.

ARTICLE IV

Consideration; Exchange Procedures

4.01 Merger Consideration. Subject to the provisions of this Agreement, at the Effective Time, automatically by virtue of the Merger and without any action on the part of any Person:

(a) Merger Consideration. Each holder of a share of Virginia Commerce Common Stock (other than Buyer and its Subsidiaries, in each case except for shares held by them in a fiduciary capacity or as a result of debts previously contracted) shall receive in respect thereof, subject to the limitations set forth in this Agreement, 0.5442 shares (determined by dividing $14.00 by the average closing price of Buyer Common Stock for the ten full trading days prior to the public announcement of the execution of this Agreement) (“Exchange Ratio”) of Buyer Common Stock (the “Merger Consideration”).

(b) Outstanding Buyer Stock. Each share of Buyer Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and unaffected by the Merger.

(c) Merger Sub Shares. Each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall remain outstanding and unaffected by the Merger, and no consideration shall be issued in exchange therefor.

4.02 Rights as Stockholders; Stock Transfers. At the Effective Time, holders of Virginia Commerce Common Stock shall cease to be, and shall have no rights as, stockholders of Virginia Commerce, other than to receive the Merger Consideration (if so provided in Section 4.01(a)) and any dividend or other distribution with respect to such Virginia Commerce Common Stock with a record date occurring prior to the Effective Time, the payment, if any, in lieu of certain dividends on Buyer Common Stock provided for in Section 2.02(b), and the consideration provided under this Article IV. After the Effective Time, there shall be no transfers on the stock transfer books of Virginia Commerce or the Surviving Corporation of shares of Virginia Commerce Common Stock.

4.03 Fractional Shares. Notwithstanding any other provision hereof, no fractional shares of Buyer Common Stock and no certificates or scrip therefore, or other evidence of ownership thereof, will be issued in the Merger; instead, Buyer shall pay to each holder of Virginia Commerce Common Stock who would otherwise be entitled to a fractional share of Buyer Common Stock (after taking into account all Old Certificates registered in the name of such holder or Book-Entry Shares held by such holder) an amount in cash (without interest) determined by multiplying such fraction by the average of the daily closing prices for the shares of Buyer Common Stock for the 20 consecutive full trading days on which such shares are actually traded on the NASDAQ (as reported by The Wall Street Journal or, if not reported thereby, any other authoritative source) ending at the close of trading on the tenth trading day (the “Determination Date”) immediately preceding the Effective Date) (the “Average Closing Price”).

4.04 Exchange Procedures.

(a) At or prior to the Effective Time, Buyer shall deposit, or shall cause to be deposited, with the Exchange Agent, for the benefit of the holders of certificates formerly representing shares of Virginia Commerce Common Stock (“Old Certificates”) and holders of non-certificated shares of Virginia Commerce Common Stock (“Book-Entry Shares”), for exchange in accordance with this Article IV, (i) certificates representing shares of Buyer Common Stock or non-certificated shares of Buyer Common Stock (collectively, “New Certificates”) and (ii) an amount of cash necessary for payments required by Section 4.03 (the “Exchange Fund”). The Exchange Fund will be distributed in accordance with the Exchange Agent’s normal and customary procedures established in connection with merger transactions.

(b) As soon as practicable after the Effective Time, and in no event later than five business days thereafter, the Exchange Agent shall mail to each holder of record of one or more Old Certificates or Book-Entry Shares a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Old Certificates or Book-Entry Shares shall pass, only upon delivery of the Old Certificates or Book-Entry Shares to the Exchange Agent) and instructions for use in effecting the surrender of the Old Certificates or Book-Entry Shares in exchange for New Certificates, if any, that the holders of the Old Certificates or Book-Entry Shares are entitled to receive pursuant to Article IV, any cash in lieu of fractional shares into which the shares of Virginia Commerce Common Stock represented by the Old Certificates or Book-Entry Shares shall have been converted pursuant to this Agreement and any payment required pursuant to Section 2.02(b) of this Agreement. Upon proper surrender of an Old Certificate or Book-Entry Shares for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal, duly executed, the holder of such Old Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor (i) a New Certificate representing that number of whole shares of Buyer Common Stock that such holder has the right to receive pursuant to Article IV, if any, (ii) a check representing the amount of any cash in lieu of fractional shares which such holder has the right to receive in respect of the Old Certificates or Book-Entry Shares surrendered pursuant to the provisions of this Article IV, and (iii) any payment required by Section 2.02(b), and the Old Certificates or Book-Entry Shares so surrendered shall forthwith be cancelled.

(c) Neither the Exchange Agent, if any, nor any party hereto shall be liable to any former holder of Virginia Commerce Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(d) No dividends or other distributions with respect to Buyer Common Stock with a record date occurring after the Effective Time shall be paid to the holder of any unsurrendered Old Certificate or Book-Entry Shares representing shares of Virginia Commerce Common Stock converted in the Merger into the right to receive shares of such Buyer Common Stock until the holder thereof shall be entitled to receive New Certificates in exchange therefore in accordance with the procedures set forth in this Section 4.04. After becoming so entitled in accordance with this Section 4.04, the record holder thereof also shall be entitled to receive any such dividends or other distributions by the Exchange Agent, without any interest thereon, which theretofore had become payable with respect to shares of Buyer Common Stock such holder had the right to receive upon surrender of the Old Certificates or Book-Entry Shares.

(e) Any portion of the Exchange Fund that remains unclaimed by the stockholders of Virginia Commerce on the business day after the one-year anniversary of the Effective Date shall be paid to Buyer. Any stockholders of Virginia Commerce who have not theretofore complied with this Article IV shall thereafter look only to Buyer for payment of the Merger Consideration, cash in lieu of any fractional shares and unpaid dividends and distributions on Buyer Common Stock deliverable in respect of each share of Virginia Commerce Common Stock such stockholder holds as determined pursuant to this Agreement, in each case, without any interest thereon.

4.05 Anti-Dilution Provisions. In the event Buyer changes (or establishes a record date for changing) the number of shares of Buyer Common Stock issued and outstanding prior to the Effective Date as a result of a stock split, reverse stock split, stock dividend, reorganization, recapitalization or similar transaction with respect to the outstanding Buyer Common Stock and the record date therefor shall be prior to the Effective Date, or shall establish a record date prior to the Effective Date with respect to any dividend or other distribution in respect of the Buyer Common Stock other than a cash dividend consistent with past practice, the Exchange Ratio shall be proportionately adjusted to provide the holders of Virginia Commerce Common Stock the same economic effect as contemplated by this Agreement prior to such event.

4.06 Options. At the Effective Time, the holders of each outstanding option (each, a “Virginia Commerce Stock Option”) to purchase shares of Virginia Commerce Common Stock, whether vested or unvested as of the date of this Agreement, under any and all plans of Virginia Commerce under which stock options have been granted (collectively, the “Virginia Commerce Stock Plans”) shall vest pursuant to the terms thereof and shall be converted into an option (each, a “Replacement Option”) to acquire, on the same terms and conditions as were applicable under such Virginia Commerce Stock Option, the number of shares of Buyer Common Stock equal to (a) the number of shares of Virginia Commerce Common Stock subject to the Virginia Commerce Stock Option multiplied by (b) the Exchange Ratio. Such product shall be rounded down to the nearest whole number. The exercise price per share (rounded up to the next whole cent) of each Replacement Option shall equal (y) the exercise price per share of shares of Virginia Commerce Common Stock that were purchasable pursuant to such Virginia Commerce Stock Option divided by (z) the Exchange Ratio. Notwithstanding the foregoing, each Virginia Commerce Stock Option that is intended to be an “incentive stock option” (as defined in Section 422 of the Code) shall be adjusted in accordance with the requirements of Section 424 of the Code and all other options shall be adjusted in a manner that maintains the options exemption from Section 409A of the Code. At or prior to the Effective Time, Virginia Commerce shall use its reasonable best efforts to obtain any necessary consents from optionees with respect to the Virginia Commerce Stock Plans to permit replacement of the outstanding Virginia Commerce Stock Options by Buyer pursuant to this Section and to permit Buyer to assume the Virginia

Commerce Stock Plans. Virginia Commerce shall further take all action necessary to amend the Virginia Commerce Stock Plans to eliminate automatic grants or awards thereunder following the Effective Time. At the Effective Time, Buyer shall assume the Virginia Commerce Stock Plans; provided that such assumption shall only be with respect to the Replacement Options and shall have no obligation to make any additional grants or awards under the Virginia Commerce Stock Plans.

4.07 Warrants.

(a) At the Effective Time, each TRUPs Warrant which is then outstanding and unexercised shall cease to represent a right to acquire Virginia Commerce Common Stock and shall be converted automatically into a warrant to purchase shares of Buyer Common Stock (a “Surviving TRUPs Warrant”) in an amount and at an exercise price determined as provided below (and otherwise subject to the terms under which such TRUPs Warrant was granted, including vesting rights, the agreements evidencing grants thereunder and any other agreements between Virginia Commerce and a warrant holder regarding TRUPs Warrants):

(i) the number of shares of Buyer Common Stock to be subject to the Surviving TRUPs Warrant will be equal to the product of the number of shares of Virginia Commerce Common Stock subject to the original TRUPs Warrant and the Exchange Ratio; provided that any fractional shares of Buyer Common Stock resulting from such multiplication shall be rounded down to the next whole share; and

(ii) the exercise price per share of Buyer Common Stock under the Surviving TRUPs Warrant shall be equal to the exercise price per share of Virginia Commerce Common Stock under the original TRUPs Warrant divided by the Exchange Ratio; provided that if the exercise price resulting from such division results in a fractional cent, the exercise price shall be rounded up to the next cent.

(b) At the Effective Time each Treasury Warrant which is then outstanding and unexercised shall cease to represent a right to acquire Virginia Commerce Common Stock and shall be converted automatically into a warrant to purchase shares of Buyer Common Stock (a “Surviving Treasury Warrant”) in an amount and at an exercise price determined as provided below (and otherwise subject to the terms of such Treasury Warrant):

(i) the number of shares of Buyer Common Stock to be subject to the Surviving Treasury Warrant will be equal to the product of the number of shares of Virginia Commerce Common Stock subject to the original Treasury Warrant and the Exchange Ratio, rounded to the nearest one-hundredth of a share; and

(ii) the exercise price per share of Buyer Common Stock under the Surviving Treasury Warrant shall be equal to the quotient of the exercise price per share of Virginia Commerce Common Stock under the original Treasury Warrant divided by the Exchange Ratio, rounded to the nearest one-tenth of a cent.

4.08 Withholding Rights. Buyer or the Exchange Agent, as the case may be, will be entitled to deduct and withhold from the consideration otherwise payable pursuant to this

Agreement to any Person such amounts, if any, as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld and remitted to the appropriate Governmental Authority by or on behalf of Buyer or the Exchange Agent, as the case may be, such amounts withheld will be treated for all purposes of this Agreement as having been paid to such Person in respect of which such deduction and withholding was made by Buyer or the Exchange Agent, as the case may be.

ARTICLE V

Actions Pending the Effective Time

5.01 Forebearances of Virginia Commerce. From the date hereof until the Effective Time, except as expressly contemplated by this Agreement or Previously Disclosed, without the prior written consent of Buyer (which consent shall not be unreasonably withheld, delayed or conditioned), Virginia Commerce will not, and will cause each of its Subsidiaries not to:

(a) Ordinary Course. Conduct the business of Virginia Commerce and its Subsidiaries other than in the ordinary and usual course, fail to use reasonable efforts to preserve intact their business organizations and assets and maintain their rights, franchises and existing relations with customers, suppliers, employees and business associates, make any capital expenditure in excess of $200,000 or take any action reasonably likely to have an adverse effect upon Virginia Commerce’s ability to perform any of its material obligations under this Agreement.

(b) Capital Stock. Other than pursuant to Rights Previously Disclosed and outstanding on the date hereof, (i) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of Virginia Commerce Common Stock or any Rights, (ii) enter into any agreement with respect to the foregoing, or (iii) permit any additional shares of Virginia Commerce Common Stock to become subject to new grants of employee or director stock options, other Rights or similar stock-based employee rights; provided that none of the foregoing shall restrict Virginia Commerce from making equity compensation awards and issuing shares of Virginia Commerce Common Stock, rights, employee or director stock options, or similar equity compensation awards under the Virginia Commerce Stock Plans in the ordinary course of business consistent with past practice, provided further that any such awards to executive officers of Virginia Commerce or Virginia Commerce Bank will not exceed the amounts set forth in Section 5.01(b) of Virginia Commerce’s Disclosure Schedule.

(c) Dividends, Etc. (i) Make, declare, pay or set aside for payment any dividend (other than dividends from wholly-owned Subsidiaries to Virginia Commerce or another wholly-owned Subsidiary of Virginia Commerce) on or in respect of, or declare or make any distribution on any shares of Virginia Commerce Common Stock or (ii) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock; provided that none of the foregoing shall restrict Virginia Commerce from acquiring shares of its capital stock pursuant to the surrender of any such shares in payment of an exercise price or in satisfaction of a Tax withholding obligation, or pursuant to similar transactions, in connection with (x) the exercise of Virginia Commerce Stock Options, Virginia Commerce Warrants and other Rights Previously Disclosed, and (y) vesting of restricted shares of Virginia Commerce Common Stock.

(d) Compensation; Employment Agreements; Etc. (i) Enter into or amend or renew any employment, consulting, compensation, severance or similar agreements or arrangements with any director, officer or employee of Virginia Commerce or its Subsidiaries, or (ii) grant any salary or wage increase or increase any employee benefit, except (A) Virginia Commerce may award normal individual increases in compensation to employees in the ordinary course of business consistent with past practice, (B) Virginia Commerce may make individual cash bonus awards under the Virginia Commerce Bancorp, Inc. Executive Incentive Plan in the ordinary course of business consistent with past practice, and (C) Virginia Commerce and Buyer will establish a retention bonus pool of not less than $500,000 in the aggregate that will be dedicated to certain employees of Virginia Commerce designated by officers of Virginia Commerce for purposes of retaining such employees prior to and after the Effective Time; provided that, with respect to executive officers of Virginia Commerce and Virginia Commerce Bank, any increase in compensation contemplated by Section 5.01(d)(ii)(A) and any individual cash bonus award contemplated by Section 5.01(d)(ii)(B) will not exceed the amounts set forth in Section 5.01(d)(ii) of Virginia Commerce’s Disclosure Schedule.

(e) Benefit Plans. Enter into, establish, adopt or amend (except (i) as may be required by applicable law or (ii) to satisfy Previously Disclosed contractual obligations existing as of the date hereof) any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any director, officer or employee of Virginia Commerce or its Subsidiaries, or take any action to accelerate the vesting or exercisability of stock options, restricted stock or other compensation or benefits payable thereunder.

(f) Dispositions. Except as Previously Disclosed, sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties except in the ordinary course of business and in a transaction that is not material to it and its Subsidiaries taken as a whole.

(g) Acquisitions. Except as Previously Disclosed or in the ordinary course of its business, acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice) all or any portion of, the assets, business, deposits or properties of any other entity.

(h) Governing Documents. Amend the Virginia Commerce Certificate, Virginia Commerce By-Laws or the certificate of incorporation or by-laws (or similar governing documents) of any of Virginia Commerce’s Subsidiaries.

(i) Accounting Methods. Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or its Regulatory Authorities.

(j) Contracts. Except in the ordinary course of business consistent with past practice, enter into or terminate any material contract (as defined in Section 6.03(k)) or amend or modify any of its existing material contracts in a manner that is material to Virginia Commerce and its Subsidiaries taken as a whole.

(k) Claims. Except in the ordinary course of business consistent with past practice, settle any claim, action or proceeding, except for any claim, action or proceeding that does not involve precedent for other material claims, actions or proceedings and that involve solely money damages in an amount, individually or in the aggregate for all such settlements, that is not material to Virginia Commerce and its Subsidiaries, taken as a whole.

(l) Adverse Actions. (i) Take any action that would, or is reasonably likely to, prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368 of the Code; or (ii) knowingly take any action that is intended or is reasonably likely to result in (1) any of the conditions to the Merger set forth in Article VIII not being satisfied or (2) a material violation of any provision of this Agreement except, in each case, as may be required by applicable law or regulation.

(m) Risk Management. Except as required by applicable law or regulation, or by formal or informal agreements entered into with Regulatory Authorities, (i) implement or adopt any material change in its interest rate and other risk management policies, procedures or practices, (ii) fail to materially follow its existing policies or practices with respect to managing its exposure to interest rate and other risk, or (iii) fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk.

(n) Indebtedness. Incur any indebtedness for borrowed money other than in the ordinary course of business.

(o) Commitments. Agree or commit to do any of the foregoing.

5.02 Forebearances of Buyer. From the date hereof until the Effective Time, except as expressly contemplated by this Agreement, without the prior written consent of Virginia Commerce (which consent shall not be unreasonably withheld, delayed or conditioned), Buyer will not, and will cause each of its Subsidiaries not to:

(a) Ordinary Course. Conduct the business of Buyer and its Subsidiaries other than in the ordinary and usual course or fail to use reasonable efforts to preserve intact their business organizations and assets and maintain their rights, franchises and existing relations with customers, suppliers, employees and business associates, or take any action reasonably likely to have an adverse effect upon Buyer’s ability to perform any of its material obligations under this Agreement.

(b) Risk Management. Except as required by applicable law or regulation, (i) implement or adopt any material change in its interest rate and other risk management policies, procedures or practices, (ii) fail to materially follow its existing policies or practices with respect to managing its exposure to interest rate and other risk, or (iii) fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk.

(c) Accounting Methods. Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or its Regulatory Authorities.

(d) Dividends. Make, declare, pay or set aside for payment any extraordinary dividend, other than in connection with the United Stock Repurchase Program.

(e) Adverse Actions. (i) Take any action that would, or is reasonably likely to, prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368 of the Code; or (ii) knowingly take any action that is intended or is reasonably likely to result in (1) any of the conditions to the Merger set forth in Article VIII not being satisfied or (2) a material violation of any provision of this Agreement except, in each case, as may be required by applicable law or regulation.

(f) Transactions Involving Buyer. Enter into any agreement, arrangement or understanding with respect to the merger, acquisition, consolidation, share exchange or similar business combination involving Buyer and/or a Buyer Subsidiary, where the effect of such agreement, arrangement or understanding, or the consummation or effectuation thereof, would be reasonably likely to or does result in the termination of this Agreement, materially delay or jeopardize the receipt of the approval of any Regulatory Authority or the filing of an application therefor, or cause the anticipated tax treatment of the transactions contemplated hereby to be unavailable; provided, that nothing herein shall prohibit any such transaction that by its terms contemplates the consummation of the Merger in accordance with the provisions of this Agreement and which treats holders of Virginia Commerce Common Stock, upon completion of the Merger and their receipt of Buyer Common Stock, in the same manner as the holders of Buyer Common Stock.

(g) Governing Documents. Amend its articles of incorporation or bylaws in a manner that would materially and adversely affect the benefits of the Merger to the stockholders of Virginia Commerce.

(h) Commitments. Agree or commit to do any of the foregoing.

ARTICLE VI

Representations and Warranties

6.01 Disclosure Schedules. On or prior to the date hereof, Buyer has delivered to Virginia Commerce a schedule and Virginia Commerce has delivered to Buyer a schedule

(respectively, its “Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Section 6.03 or 6.04 or to one or more of its covenants contained in Article V; provided, that (a) no such item is required to be set forth in a Disclosure Schedule as an exception to a representation or warranty if its absence would not be reasonably likely to result in the related representation or warranty being deemed untrue or incorrect under the standard set forth in Section 6.02, and (b) the mere inclusion of an item in a Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by a party that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect on the party making the representation. All of Virginia Commerce’s and Buyer’s representations, warranties and covenants contained in this Agreement are qualified by reference to its respective Disclosure Schedule and none thereof shall be deemed to be untrue or breached as a result of effects arising solely from actions taken in compliance with a written request of the other party.

6.02 Standard. No representation or warranty of Virginia Commerce or Buyer contained in Section 6.03 or 6.04 shall be deemed untrue or incorrect, and no party hereto shall be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, event or circumstance unless such fact, circumstance or event, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty contained in Section 6.03 or 6.04 has had or is reasonably likely to have a Material Adverse Effect. For purposes of this Agreement, “knowledge” shall mean (i) with respect to Buyer, actual knowledge of Richard M. Adams, Richard M. Adams, Jr., James J. Consagra, Jr., James B. Hayhurst, Jr., Craig L. Smith, W. Mark Tatterson, Joe L. Wilson and Steven E. Wilson, and (ii) with respect to Virginia Commerce, actual knowledge of Peter A. Converse, Mark S. Merrill, Richard B. Anderson, Jr., Dennis M. Coombe, Christopher J. Ewing, Steven A. Reeder and Patricia M. Ostrander.

6.03 Representations and Warranties of Virginia Commerce. Subject to Sections 6.01 and 6.02 and except as Previously Disclosed, Virginia Commerce hereby represents and warrants to Buyer:

(a) Organization and Standing. Virginia Commerce is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia. Virginia Commerce is duly qualified to do business and is in good standing in the states of the United States and any foreign jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified.

(b) Capitalization. As of the date hereof, the authorized capital stock of Virginia Commerce consists of (i) 50,000,000 shares of Virginia Commerce Common Stock, of which as of the date hereof, 32,048,128 shares are outstanding, and (ii) 1,000,000 shares of Virginia Commerce Preferred Stock, none of which as of the date hereof are outstanding. As of the date hereof, except pursuant to (i) the terms of options and stock issued pursuant to the Virginia Commerce Stock Plans, (ii) warrants originally issued to the United States Department of the Treasury in connection with the Company’s participation in the Troubled Asset Relief Program

Capital Purchase Program (such warrants, the “Treasury Warrants”), and (iii) warrants originally issued in connection with an offering of trust preferred securities (such warrants, the “TRUPs Warrants”), Virginia Commerce does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of Virginia Commerce Common Stock, Virginia Commerce Preferred Stock or any other equity securities of Virginia Commerce or any of its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of Virginia Commerce Common Stock, Virginia Commerce Preferred Stock or other equity securities of Virginia Commerce or any of its Subsidiaries. As of the date hereof, Virginia Commerce has 1,306,931 shares of Virginia Commerce Common Stock that are issuable and reserved for issuance upon the exercise of Virginia Commerce Stock Options. As of the date hereof, Virginia Commerce has 1,500,000 shares of Virginia Commerce Common Stock that are issuable and reserved for issuance upon the exercise of TRUPs Warrants. As of the date hereof, Virginia Commerce has 2,696,203 shares of Virginia Commerce Common Stock that are issuable and reserved for issuance upon the exercise of Treasury Warrants. The outstanding shares of Virginia Commerce Common Stock have been duly authorized and are validly issued and outstanding, fully paid and nonassessable, and subject to no preemptive rights (and were not issued in violation of any preemptive rights).

(c) Subsidiaries. Virginia Commerce has Previously Disclosed a list of all of its Subsidiaries together with the jurisdiction of organization of each such Subsidiary. (A) Virginia Commerce owns, directly or indirectly, all the issued and outstanding equity securities of each of its Subsidiaries, or, in the case of VCBI Capital Trust II, VCBI Capital Trust III and VCBI Capital Trust IV, all of the outstanding common securities, (B) no equity securities of any of its Subsidiaries are or may become required to be issued (other than to it or its wholly-owned Subsidiaries) by reason of any Right or otherwise, (C) there are no contracts, commitments, understandings or arrangements by which any of such Subsidiaries is or may be bound to sell or otherwise transfer any equity securities of any such Subsidiaries (other than to it or its wholly-owned Subsidiaries), (D) there are no contracts, commitments, understandings, or arrangements relating to its rights to vote or to dispose of such securities and (E) all the equity securities of each Subsidiary held by Virginia Commerce or its Subsidiaries are fully paid and nonassessable and are owned by Virginia Commerce or its Subsidiaries free and clear of any Liens.

(i) Virginia Commerce has Previously Disclosed a list of all equity securities, or similar interests of any Person or any interest in a partnership or joint venture of any kind, other than its Subsidiaries, that it beneficially owns, directly or indirectly, as of the date hereof.

(ii) Each of Virginia Commerce’s Subsidiaries has been duly organized and is validly existing in good standing under the laws of the jurisdiction of its organization, and is duly qualified to do business and in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified.

(d) Corporate Power. Each of Virginia Commerce and its Subsidiaries has the corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets; and Virginia Commerce has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and, subject to receipt of required approvals by the stockholders of Virginia Commerce, to consummate the transactions contemplated hereby.

(e) Corporate Authority. Subject to receipt of the requisite approval of this Agreement (including the Merger and Plan of Merger) by the holders of more than a majority (50.1%) of the outstanding shares of Virginia Commerce Common Stock entitled to vote thereon (which is the only vote of Virginia Commerce stockholders required thereon), the execution and delivery of this Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of Virginia Commerce and the Virginia Commerce Board. Assuming due authorization, execution and delivery by Buyer, this Agreement is a valid and legally binding obligation of Virginia Commerce, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

(f) Consents and Approvals; No Defaults.

(i) No consents or approvals of, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by Virginia Commerce or any of its Subsidiaries in connection with the execution, delivery or performance by Virginia Commerce of this Agreement or to consummate the Merger except for (A) filings of applications or notices with federal and state banking and insurance authorities, (B) the filing of articles of merger with the VSCC pursuant to the VSCA and the issuance of certificates of merger in connection with the Merger and the Bank Merger, and the filing of articles of merger with the Secretary of State pursuant to the WVBCA and the issuance of a certificate of merger in connection with the Merger, and (C) the filing of the Proxy Statement with the SEC. As of the date hereof, Virginia Commerce is not aware of any reason why the approvals set forth in Section 8.01(b) will not be received without the imposition of a condition, restriction or requirement of the type described in Section 8.01(b).

(ii) Subject to receipt of the regulatory approvals referred to in the preceding paragraph, and expiration of related waiting periods, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not (A) constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies or any right of termination under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or any agreement, indenture or instrument of Virginia Commerce or of any of its Subsidiaries or to which Virginia Commerce or any of its Subsidiaries or properties is subject or bound, (B) constitute a breach or violation of, or a default under, the Virginia Commerce Certificate or the Virginia Commerce By-Laws, or (C) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license or any agreement, indenture or instrument.

(g) Financial Reports and SEC Documents; Absence of Certain Changes or Events.

(i) Virginia Commerce’s Annual Report on Form 10-K for each of the fiscal years ended December 31, 2009, 2010 and 2011 and all other reports, registration statements, definitive proxy statements or information statements filed or to be filed by it or any of its Subsidiaries subsequent to December 31, 2011, under the Securities Act or under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act in the form filed or to be filed (collectively “Virginia Commerce’s SEC Documents”), as of the date filed, (A) as to form complied or will comply in all material respects with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (B) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and each of the balance sheets or statements of condition of Virginia Commerce contained in or incorporated by reference into any of Virginia Commerce’s SEC Documents (including the related notes and schedules thereto) fairly presents, or will fairly present, the financial position of Virginia Commerce and its Subsidiaries as of its date, and each of the statements of income or results of operations and changes in stockholders’ equity and cash flows or equivalent statements of Virginia Commerce in any of Virginia Commerce’s SEC Documents (including any related notes and schedules thereto) fairly presents, or will fairly present, the results of operations, changes in stockholders’ equity and cash flows, as the case may be, of Virginia Commerce and its Subsidiaries for the periods to which they relate, in each case in accordance with GAAP during the periods involved, except in each case as may be noted therein, and subject to normal year-end audit adjustments in the case of unaudited statements.

(ii) Section 6.03(g)(ii) of Virginia Commerce’s Disclosure Schedule lists, and upon request, Virginia Commerce has delivered to Buyer, copies of the documentation creating or governing all securitization transactions and “off-balance sheet arrangements” (as defined in Item 303(a)(4)(ii) of Regulation S-K) effected by Virginia Commerce or its Subsidiaries, since December 31, 2011. Yount, Hyde & Barbour, P.C., which has expressed its opinion with respect to the audited financial statements of Virginia Commerce and its Subsidiaries (including the related notes) included in Virginia Commerce’s SEC Documents is and has been throughout the periods covered by such financial statements an independent registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act of 2002).

(iii) Virginia Commerce has on a timely basis filed all forms, reports and documents required to be filed by it with the SEC since December 31, 2008. Section 6.03(g)(iii) of Virginia Commerce’s Disclosure Schedule lists and, except to the extent available in full without redaction on the SEC’s web site through the Electronic Data Gathering, Analysis and Retrieval System (EDGAR) two days prior to the date of this Agreement, Virginia Commerce has delivered to Buyer copies in the form filed with the SEC of (A) its Annual Reports on Form 10-K for each fiscal year of the Company beginning after December 31, 2008, (B) its Quarterly Reports on Form 10-Q for each of the first three fiscal quarters in each of the fiscal years of Virginia Commerce referred to in clause (A) above, (C) all proxy statements relating to Virginia Commerce’s meetings of stockholders (whether annual or special) held, and all information statements relating to stockholder consents since the beginning of the first fiscal year referred to in clause (A) above, (D) all certifications and statements required by (x) the SEC’s Order dated June 27, 2002, pursuant to Section 21(a)(1) of the Exchange Act (File No. 4-460), (y) Rule 13a-14 or 15d-14 under the Exchange Act or (z) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act of 2002) with respect to any report referred to above, (E) all other forms, reports, registration statements and other documents (other than preliminary materials if the corresponding definitive materials have been provided to Buyer pursuant to this Section 6.03(g), filed by Virginia Commerce with the SEC since the beginning of the first fiscal year referred above, and (F) all comment letters received by Virginia Commerce from the staff of the SEC since December 31, 2011 and all responses to such comment letters by or on behalf of Virginia Commerce.

(iv) Virginia Commerce maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act; such controls and procedures are effective to ensure that all material information concerning Virginia Commerce and its Subsidiaries is made known on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents. Virginia Commerce maintains internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act and as of December 31, 2009, such internal control over financial reporting was effective in providing reasonable assurance to Virginia Commerce’s management and its board of directors regarding the preparation and fair presentation of published financial statements in accordance with GAAP. To Virginia Commerce’s knowledge, each director and executive officer of Virginia Commerce has filed with the SEC on a timely basis all statements required by Section 16(a) of the Exchange Act and the rules and regulations thereunder since December 31, 2011. As used in this Section 6.03(g), the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(v) Since December 31, 2011, Virginia Commerce and its Subsidiaries have not incurred any liability other than in the ordinary course of business consistent with past practice or for legal, accounting, and financial advisory fees and out-of-pocket expenses in connection with the transactions contemplated by this Agreement.

(vi) Since December 31, 2011, (A) Virginia Commerce and its Subsidiaries have conducted their respective businesses in the ordinary and usual course consistent with past practice (excluding matters related to this Agreement and the transactions contemplated hereby) and (B) no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of Section 6.03 or otherwise), is reasonably likely to have a Material Adverse Effect with respect to Virginia Commerce.

(h) Litigation. No litigation, claim or other proceeding before any Governmental Authority is pending against Virginia Commerce or any of its Subsidiaries and, to Virginia Commerce’s knowledge, no such litigation, claim or other proceeding has been threatened.

(i) Regulatory Matters.

(i) Neither Virginia Commerce nor any of its Subsidiaries or properties is a party to or is subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, any federal or state governmental agency or authority charged with the supervision or regulation of financial institutions (or their holding companies) or issuers of securities or engaged in the insurance of deposits (including, without limitation, the VSCC, the Federal Reserve Board and the Federal Deposit Insurance Corporation) or the supervision or regulation of it or any of its Subsidiaries (collectively, the “Regulatory Authorities”).

(ii) Neither Virginia Commerce nor any of its Subsidiaries has been advised by any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission.

(iii) Virginia Commerce is not a financial holding company as defined by the Gramm-Leach-Bliley Act of 1999.

(j) Compliance with Laws. Each of Virginia Commerce and its Subsidiaries:

(i) is in compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act and all other applicable fair lending laws and other laws relating to discriminatory business practices;

(ii) has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to Virginia Commerce’s knowledge, no suspension or cancellation of any of them is threatened;

(iii) has received, since December 31, 2002, no notification or communication from any Governmental Authority (A) asserting that Virginia Commerce or any of its Subsidiaries is not in compliance with any of the statutes, regulations, or ordinances which such Governmental Authority enforces or (B) threatening to revoke any license, franchise, permit, or governmental authorization (nor, to Virginia Commerce’s knowledge, do any grounds for any of the foregoing exist);

(iv) Since January 1, 2010, is in compliance with the privacy provisions of the Gramm-Leach-Bailey Act, and all other applicable laws relating to consumer privacy; and

(v) At the Effective Time, the assumption by Buyer of Virginia Commerce’s obligations under Section 7.10 would be in compliance with Section 13(k) of the Exchange Act.

(k) Material Contracts; Defaults. Except for this Agreement, neither Virginia Commerce nor any of its Subsidiaries is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral) (i) that is a “material contract” within the meaning of Item 601(b)(10) of the SEC’s Regulation S-K or (ii) that restricts or limits in any way the conduct of business by it or any of its Subsidiaries (including without limitation a non-compete or similar provision). Neither Virginia Commerce nor any of its Subsidiaries is in default under any contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party, by which its respective assets, business, or operations may be bound or affected, or under which it or its respective assets, business, or operations receive benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default.

(l) No Brokers. No action has been taken by Virginia Commerce that would give rise to any valid claim against any party hereto for a brokerage commission, finder’s fee or other like payment with respect to the transactions contemplated by this Agreement, excluding a Previously Disclosed fee to be paid to Sandler O’Neill + Partners, L.P.

(m) Employee Benefit Plans.

(i) Virginia Commerce has Previously Disclosed a complete and accurate list of all existing bonus, incentive, deferred compensation, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock, stock option, severance, welfare and fringe benefit plans, employment or severance agreements and all similar practices, policies and arrangements in which any current or former employee (the “Employees”), current or former consultant (the “Consultants”) or current or former director (the “Directors”) of Virginia Commerce or any of its Subsidiaries participates or to which any such Employees, Consultants or Directors are a party (the “Compensation and Benefit Plans”). Except as required by the terms of this Agreement or as Previously Disclosed, neither Virginia Commerce nor any of its Subsidiaries has any commitment to create any additional Compensation and Benefit Plan or to modify or change any existing Compensation and Benefit Plan.

(ii) Each Compensation and Benefit Plan has been operated and administered in all material respects in accordance with its terms and with applicable law, including, but not limited to, ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act, or any regulations or rules promulgated thereunder, and all filings, disclosures and notices required by ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act and any other applicable law have been timely made. Each Compensation and Benefit Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Pension Plan”) and which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or has applied for a favorable determination letter in compliance with the Code (including a determination that the related trust under such Compensation and Benefit Plan is exempt from tax under Section 501(a) of the Code) from the Internal Revenue Service (“IRS”) or the Plan uses a prototype or volume submitter plan that is the subject of an IRS opinion or advisory letter, and Virginia Commerce is not aware of any circumstances that could adversely affect such qualification or that are likely to result in the revocation of any existing favorable determination letter or in not receiving a favorable determination letter. There is no material pending or, to the knowledge of Virginia Commerce, threatened legal action, suit or claim relating to the Compensation and Benefit Plans other than routine claims for benefits. Neither Virginia Commerce nor any of its Subsidiaries has engaged in a transaction, or omitted to take any action, with respect to any Compensation and Benefit Plan that would reasonably be expected to subject Virginia Commerce or any of its Subsidiaries to a material tax or penalty imposed by either Section 4975 of the Code or Section 502 of ERISA, assuming for purposes of Section 4975 of the Code that the taxable period of any such transaction expired as of the date hereof.

(iii) No Compensation and Benefit Plans currently maintained, or maintained within the last six years, by Virginia Commerce or any of its Subsidiaries or any entity (an “ERISA Affiliate”) that is considered one employer with Virginia Commerce under Section 4001(a)(14) of ERISA or Section 414(b) or (c) of the Code is or was subject to Title IV of ERISA or is or was a multiemployer plan under Subtitle E of Title IV of ERISA. To the knowledge of Virginia Commerce, there is no pending investigation or enforcement action by the PBGC, the DOL or IRS or any other governmental agency with respect to any Compensation and Benefit Plan.

(iv) All contributions required to be made under the terms of any Compensation and Benefit Plan or any employee benefit arrangements under any collective bargaining agreement to which Virginia Commerce or any of its Subsidiaries is a party have been timely made or have been reflected on Virginia Commerce’s financial statements. None of Virginia Commerce, any of its Subsidiaries or any ERISA Affiliate (x) has provided, or would reasonably be expected to be required to provide, security to any Pension Plan pursuant to Section 401(a)(29) of the Code, and (y) has taken any action, or omitted to take any action, that has resulted, or would reasonably be expected to result, in the imposition of a lien under Section 412(n) of the Code or pursuant to ERISA.

(v) Neither Virginia Commerce nor any of its Subsidiaries has any obligations to provide retiree health and life insurance or other retiree death benefits under any Compensation and Benefit Plan, other than benefits mandated by Section 4980B of the Code, and each such Compensation and Benefit Plan may be amended or terminated without incurring liability thereunder, and there has been no communication to Employees by Virginia Commerce or any of its Subsidiaries that would reasonably be expected to promise or guarantee such Employees retiree health or life insurance or other retiree death benefits on a permanent basis.

(vi) Virginia Commerce and its Subsidiaries do not maintain any Compensation and Benefit Plans covering foreign Employees.

(vii) With respect to each Compensation and Benefit Plan, if applicable, Virginia Commerce has provided or made available to Buyer, true and complete copies of existing: (A) Compensation and Benefit Plan documents and amendments thereto; (B) trust instruments and insurance contracts; (C) two most recent Forms 5500 filed with the IRS; (D) most recent actuarial report and financial statement; (E) the most recent summary plan description; (F) forms filed with the PBGC (other than for minimum payments); (G) most recent determination or opinion letter issued by the IRS; (H) any Form 5310 or Form 5330 filed with the IRS; and (I) most recent nondiscrimination tests performed under ERISA and the Code (including 401(k) and 401(m) tests).

(viii) The consummation of the transactions contemplated by this Agreement would not, directly or indirectly (including, without limitation, as a result of any termination of employment prior to or following the Effective Time) reasonably be expected to (A) entitle any Employee, Consultant or Director to any payment (including severance pay or similar compensation) or any increase in compensation, (B) result in the vesting or acceleration of any benefits under any Compensation and Benefit Plan other than the Virginia Commerce Stock Plans and except as otherwise provided for in this Agreement or (C) result in any material increase in benefits payable under any Compensation and Benefit Plan.

(ix) Neither Virginia Commerce nor any of its Subsidiaries maintains any compensation plans, programs or arrangements the payments under which would not reasonably be expected to be deductible as a result of the limitations under Section 162(m) of the Code and the regulations issued thereunder.

(x) As a result, directly or indirectly, of the transactions contemplated by this Agreement (including, without limitation, as a result of any termination of employment prior to or following the Effective Time), neither Buyer nor Virginia Commerce, or any of their respective Subsidiaries will be obligated to make a payment to an Employee of Virginia Commerce or any of its Subsidiaries that would be characterized as an “excess parachute payment” to an individual who is a “disqualified individual” (as such terms are defined in Section 280G of the Code), without regard to whether such payment is reasonable compensation for personal services performed or to be performed in the future.

(xi) As of the Effective Date, there are no supplemental employment retirement plans (SERPs) between Virginia Commerce and any of its employees and the Virginia Commerce Bank Executive and Director Deferred Compensation Plan (the “Deferred Compensation Plan”) has assets through a grantor trust of which Virginia Commerce Bank is the grantor within the meaning of subpart E, part I, subchapter J, chapter 1, subtitle A of the Code that are subject to claims of creditors, and the Virginia Commerce Board has, within 30 days preceding the Effective Date, taken action to terminate the Deferred Compensation Plan and to distribute the vested account balances, if any to participants in a lump sum prior to the Effective Date, but in any event, within 12 months of such termination.

(xii) Neither Virginia Commerce nor any of its Subsidiaries has made any agreement, taken any action, or omitted to take any action, with respect to or as part of any Compensation and Benefit Plan that is an operational failure under Section 409A of the Code or that would reasonably be expected to subject Virginia Commerce or any of its Subsidiaries to any obligation to report any amount or withhold any amount as includable in income and subject to tax, interest or any penalty by any service provider to Virginia Commerce or any of its Subsidiaries under Section 409A of the Code or to pay any reimbursement or other payment to any service provider, as defined under Section 409A of the Code, respecting any such tax, interest or penalty under Section 409A of the Code. As a result, directly or indirectly, of the transactions contemplated by this Agreement (including, without limitation, as a result of any termination of employment prior to or following the Effective Time), neither Virginia Commerce nor any of its Subsidiaries will be obligated to report any amount or withhold any amount as includable in income and subject to tax, interest or any penalty by any service provider (as defined under Section 409A of the Code) to Virginia Commerce or any of its Subsidiaries under Section 409A of the Code or to pay any reimbursement or other payment to any service provider (as defined under Section 409A of the Code) respecting any such Tax, interest or penalty under Section 409A of the Code and no provision of any of the Compensation and Benefit Plans, or any actions taken or omitted thereunder, violate Section 409A of the Code.

(n) Labor Matters. Neither Virginia Commerce nor any of its Subsidiaries is a party to or is bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is Virginia Commerce or any of its Subsidiaries the subject of a proceeding asserting that it or any such Subsidiary has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel Virginia Commerce or any such Subsidiary to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving it or any of its Subsidiaries pending or, to Virginia Commerce’s knowledge, threatened, nor is Virginia Commerce aware of any activity involving its or any of its Subsidiaries’ employees seeking to certify a collective bargaining unit or engaging in other organizational activity.

(o) Takeover Laws. Virginia Commerce has taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from, and this Agreement and the transactions contemplated hereby are exempt from, the requirements of any “moratorium”, “control share”, “fair price”, “affiliate transaction”, “business combination” or other antitakeover laws and regulations of any state applicable to Virginia Commerce, including Article 14.1 of the VSCA (collectively, “Takeover Laws”).

(p) Environmental Matters. To Virginia Commerce’s knowledge, neither the conduct nor operation of Virginia Commerce or its Subsidiaries nor any condition of any property presently or previously owned, leased or operated by any of them (including, without limitation, in a fiduciary or agency capacity), or on which any of them holds a Lien, violates or violated Environmental Laws and to Virginia Commerce’s knowledge, no condition has existed or event has occurred with respect to any of them or any such property that, with notice or the passage of time, or both, is reasonably likely to result in liability under Environmental Laws. To Virginia Commerce’s knowledge, neither Virginia Commerce nor any of its Subsidiaries has received any notice from any person or entity that Virginia Commerce or its Subsidiaries or the operation or condition of any property ever owned, leased, operated, or held as collateral or in a fiduciary capacity by any of them are or were in violation of or otherwise are alleged to have liability under any Environmental Law, including, but not limited to, responsibility (or potential responsibility) for the cleanup or other remediation of any pollutants, contaminants or hazardous or toxic wastes, substances or materials at, on, beneath, or originating from any such property.

(q) Tax Matters.

(i) All Tax Returns that are required to be filed by or with respect to Virginia Commerce and its Subsidiaries have been timely filed (taking into account all applicable extensions), and all Taxes shown to be due on such Tax Returns have been paid in full, other than Taxes that are being contested in good faith, which have not been finally determined, and have been adequately reserved against in accordance with GAAP on Virginia Commerce’s consolidated financial statements as of December 31, 2012. All assessments for Taxes of Virginia Commerce or any of its Subsidiaries due with respect to completed and settled examinations or any concluded litigations have been fully paid. There are no disputes, audits, examinations or proceedings pending, or claims asserted, for Taxes upon Virginia Commerce or any of its Subsidiaries. Neither Virginia Commerce nor any of its Subsidiaries has granted any extension or waiver of the limitation period for the assessment or collection of Tax that remains in effect. Neither Virginia Commerce nor any of its Subsidiaries has any liability with respect to income, franchise or similar Taxes that accrued on or before December 31, 2012 in excess of the amounts accrued with respect thereto that are reflected in the consolidated financial statements of Virginia Commerce as of December 31, 2012. As of the date hereof, neither Virginia Commerce nor any of its Subsidiaries has any knowledge of any conditions that exist that might prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(ii) Virginia Commerce is not and has not been a “United States real property holding company” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A) of the Code.

(r) Risk Management Instruments. Neither Virginia Commerce nor any of its subsidiaries are parties to any interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for Virginia Commerce’s own account, or for the account of one or more of Virginia Commerce’s Subsidiaries or their customers.

(s) Books and Records. The books and records of Virginia Commerce and its Subsidiaries have been fully, properly and accurately maintained in all material respects, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein and they fairly reflect the substance of events and transactions included therein.

(t) Insurance. Virginia Commerce Previously Disclosed all of the insurance policies, binders, or bonds maintained by Virginia Commerce or its Subsidiaries. Virginia Commerce and its Subsidiaries are insured with insurers believed to be reputable against such risks and in such amounts as the management of Virginia Commerce reasonably has determined to be prudent in accordance with industry practices. All such insurance policies are in full force and effect; Virginia Commerce and its Subsidiaries are not in material default thereunder; and all claims thereunder have been filed in due and timely fashion.

6.04 Representations and Warranties of Buyer. Subject to Sections 6.01 and 6.02 and except as Previously Disclosed, Buyer hereby represents and warrants to Virginia Commerce:

(a) Organization and Standing. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of West Virginia. Buyer is duly qualified to do business and is in good standing in the states of the United States and foreign jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified.

(b) Capitalization.

(i) As of the date hereof, the authorized capital stock of Buyer consists of (A) 100,000,000 shares of Buyer Common Stock, of which as of the date hereof, 50,867,630 shares were outstanding, and (B) 50,000,000 shares of preferred stock with par value of $1.00 per share, as of the date hereof, none of which are outstanding. As of the date hereof, except as set forth in its Disclosure Schedule, Buyer does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of Buyer Common Stock or any other equity securities of Buyer or any of its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of Buyer Common Stock or other equity securities of Buyer or any of its Subsidiaries. As of the date hereof, Buyer had 1,629,237 shares of Buyer Common Stock which are issuable and reserved for issuance upon exercise of Buyer Stock Options. The outstanding shares of Buyer Common Stock have been duly authorized and are validly issued and outstanding, fully paid and nonassessable, and subject to no preemptive rights (and were not issued in violation of any preemptive rights).

(ii) The shares of Buyer Common Stock to be issued in exchange for shares of Virginia Commerce Common Stock in the Merger, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable, with no personal liability attaching to the ownership thereof, subject to no preemptive rights and authorized for trading on the NASDAQ.

(c) Subsidiaries. Each of Buyer’s Subsidiaries has been duly organized and is validly existing in good standing under the laws of the jurisdiction of its organization, and is duly qualified to do business and is in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified and it owns, directly or indirectly, all the issued and outstanding equity securities of each of its Significant Subsidiaries. Buyer has Previously Disclosed a list of all of its Subsidiaries, together with the jurisdiction of organization of each Subsidiary.

(d) Corporate Power. Each of Buyer and its Subsidiaries has the corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets; and Buyer has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and, subject to receipt of approval of this Agreement by the stockholders of Buyer, to consummate the transactions contemplated hereby.

(e) Corporate Authority. Subject to receipt by Buyer of the requisite stockholder approvals required by (i) NASDAQ Listing Rule 5635 with respect to issuing the Merger Consideration and (ii) Sections 31D-6-621 and 31D-11-1104 of the WVBCA with respect to issuing the Merger Consideration and approving the Merger, such approvals constituting the affirmative vote of a majority of the votes cast if a quorum is present (which are the only votes of Buyer stockholders required thereon), the execution and delivery of this Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of Buyer and the Buyer Board. Assuming due authorization, execution and delivery by Virginia Commerce, this Agreement is a valid and legally binding agreement of Buyer, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

(f) Consents and Approvals; No Defaults.

(i) No consents or approvals of, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by Buyer or any of its Subsidiaries in connection with the execution, delivery or performance by Buyer of this Agreement or to consummate the Merger except for (A) filings of applications and notices with the federal and state banking and insurance authorities; (B) filings with the NASDAQ regarding the Buyer Common Stock to be issued in the Merger; (C) the filing and declaration of effectiveness of the Registration Statement; (D) the filing of the Proxy Statement; (E) the filing of articles of merger with the VSCC pursuant to the VSCA and the issuance of certificates of merger in connection with the Merger and the Bank Merger, and the filing of articles of merger with the Secretary of State pursuant to the WVBCA and the issuance of a certificate of merger in connection with the Merger; (F) such filings as are required to be made or approvals as are required to be obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of Buyer Stock in the Merger; and (G) receipt of the approvals set forth in Section 8.01(b). As of the date hereof, Buyer is not aware of any reason why the approvals set forth in Section 8.01(b) will not be received without the imposition of a condition, restriction or requirement of the type described in Section 8.01(b).

(ii) Subject to the satisfaction of the requirements referred to in the preceding paragraph and expiration of the related waiting periods, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not (A) constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies or any right of termination under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of Buyer or of any of its Subsidiaries or to which Buyer or any of its Subsidiaries or properties is subject or bound, (B) constitute a breach or violation of, or a default under, the certificate of incorporation or by-laws (or similar governing documents) of Buyer or any of its Subsidiaries, or (C) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license, agreement, indenture or instrument.

(g) Financial Reports and SEC Documents; Absence of Certain Changes or Events.

(i) Buyer’s Annual Report on Form 10-K for each of the fiscal years ended December 31, 2009, 2010 and 2011 and all other reports, registration statements, definitive proxy statements or information statements filed or to be filed by it or any of its Subsidiaries subsequent to December 31, 2011, under the Securities Act or under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act in the form filed or to be filed (collectively “Buyer’s SEC Documents”), as of the date filed, (A) as to form complied or will comply in all material respects with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (B) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and each of the balance sheets or statements of condition of Buyer contained in or incorporated by reference into any of Buyer’s SEC Documents (including the related notes and schedules thereto) fairly presents, or will fairly present, the financial position of Buyer and its Subsidiaries as of its date, and each of the statements of income or results of operations and changes in stockholders’ equity and cash flows or equivalent statements of Buyer in any of Buyer’s SEC Documents (including any related notes and schedules thereto) fairly presents, or will fairly present, the results of operations, changes in stockholders’ equity and cash flows, as the case may be, of Buyer and its Subsidiaries for the periods to which they relate, in each case in accordance with GAAP during the periods involved, except in each case as may be noted therein, and subject to normal year-end audit adjustments in the case of unaudited statements.

(ii) Section 6.04(g)(ii) of Buyer’s Disclosure Schedule lists, and upon request, Buyer has delivered to Virginia Commerce, copies of the documentation creating or governing all securitization transactions and “off-balance sheet arrangements” (as defined in Item 303(a)(4)(ii) of Regulation S-K) effected by Buyer or its Subsidiaries, since December 31, 2011. Ernst & Young LLP, which has expressed its opinion with respect to the financial statements of Buyer and its Subsidiaries (including the related notes) included in the Buyer SEC Documents is and has been throughout the periods covered by such financial statements an independent registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act of 2002).

(iii) Buyer has on a timely basis filed all forms, reports and documents required to be filed by it with the SEC since December 31, 2008. Section 6.04(g)(iii) of Buyer’s Disclosure Schedule lists and, except to the extent available in full without redaction on the SEC’s web site through the Electronic Data Gathering, Analysis and Retrieval System (EDGAR) two days prior to the date of this Agreement, Buyer has delivered to Virginia Commerce copies in the form filed with the SEC of (A) its Annual Reports on Form 10-K for each fiscal year of the Company beginning after December 31, 2008, (B) its Quarterly Reports on Form 10-Q for each of the first three fiscal quarters in each of the fiscal years of Buyer referred to in clause (A) above, (C) all proxy statements relating to Buyer’s meetings of stockholders (whether annual or special) held, and all information statements relating to stockholder consents since the beginning of the first fiscal year referred to in clause (A) above, (D) all certifications and statements required by (x) the SEC’s Order dated June 27, 2002, pursuant to Section 21(a)(1) of the Exchange Act (File No. 4-460), (y) Rule 13a-14 or 15d-14 under the Exchange Act or (z) 18

U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act of 2002) with respect to any report referred to above, (E) all other forms, reports, registration statements and other documents (other than preliminary materials if the corresponding definitive materials have been provided to Virginia Commerce pursuant to this Section 6.04(g), filed by Buyer with the SEC since the beginning of the first fiscal year referred above, and (F) all comment letters received by Buyer from the staff of the SEC since December 31, 2011 and all responses to such comment letters by or on behalf of Buyer.

(iv) Buyer maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act; such controls and procedures are effective to ensure that all material information concerning Buyer and its Subsidiaries is made known on a timely basis to the individuals responsible for the preparation of Buyer’s filings with the SEC and other public disclosure documents. Buyer maintains internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act and as of December 31, 2009, such internal control over financial reporting was effective in providing reasonable assurance to Buyer’s management and its board of directors regarding the preparation and fair presentation of published financial statements in accordance with GAAP. To Buyer’s knowledge, each director and executive officer of Buyer has filed with the SEC on a timely basis all statements required by Section 16(a) of the Exchange Act and the rules and regulations thereunder since December 31, 2011. As used in this Section 6.04(g), the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(v) Since December 31, 2011, Buyer and its Subsidiaries have not incurred any liability other than in the ordinary course of business consistent with past practice.

(vi) Since December 31, 2011, (A) Buyer and its Subsidiaries have conducted their respective businesses in the ordinary and usual course consistent with past practice (excluding matters related to this Agreement and the transactions contemplated hereby) and (B) no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of Section 6.04 or otherwise), is reasonably likely to have a Material Adverse Effect with respect to Buyer.

(h) Litigation. No litigation, claim or other proceeding before any Governmental Authority is pending against Buyer or any of its Subsidiaries and, to Buyer’s knowledge, no such litigation, claim or other proceeding has been threatened.

(i) Regulatory Matters. Neither Buyer nor any of its Subsidiaries or properties is a party to or is subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, any Regulatory Authority.

(i) Neither Buyer nor any of its Subsidiaries has been advised by any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission.

(ii) Buyer is not a financial holding company as defined by the Gramm-Leach-Bliley Act of 1999.

(j) Compliance with Laws. Each of Buyer and its Subsidiaries:

(i) is in compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act and all other applicable fair lending laws and other laws relating to discriminatory business practices;

(ii) has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to its knowledge, no suspension or cancellation of any of them is threatened;

(iii) has received, since December 31, 2002, no notification or communication from any Governmental Authority (A) asserting that Buyer or any of its Subsidiaries is not in compliance with any of the statutes, regulations, or ordinances which such Governmental Authority enforces or (B) threatening to revoke any license, franchise, permit, or governmental authorization (nor, to Buyer’s knowledge, do any grounds for any of the foregoing exist); and

(iv) since July 1, 2003, is in compliance with the privacy provisions of the Gramm-Leach-Bliley Act, and all other applicable laws relating to consumer privacy.

(k) Material Contracts; Defaults. Except for this Agreement, neither Buyer nor any of its Subsidiaries is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral) (i) that is a “material contract” within the meaning of Item 601(b)(10) of the SEC’s Regulation S-K or (ii) that restricts or limits in any way the conduct of business by it or any of its Subsidiaries (including without limitation a non-compete or similar provision). Neither Buyer nor any of its Subsidiaries is in default under any contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party, by which its respective assets, business, or operations may be bound or affected, or under which it or its respective assets, business, or operations receive benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default.

(l) Employee Benefit Plans.

(i) Buyer has Previously Disclosed a complete and accurate list of all existing bonus, incentive, deferred compensation, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock, stock option, severance, welfare and fringe benefit plans, employment or severance agreements and all similar practices, policies and arrangements in which any current or former employee (the “Buyer Employees”), current or former consultant (the “Buyer Consultants”) or current or former director (the “Buyer Directors”) of Buyer or any of its Subsidiaries participates or to which any Buyer Employees, Buyer Consultants or Buyer Directors are a party (the “Buyer Compensation and Benefit Plans”).

(ii) Each Buyer Compensation and Benefit Plan has been operated and administered in all material respects in accordance with its terms and with applicable law, including, but not limited to, ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act, or any regulations or rules promulgated thereunder, and all filings, disclosures and notices required by ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act and any other applicable law have been timely made. Each Compensation and Benefit Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Buyer Pension Plan”) and which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter (including a determination that the related trust under such Buyer Compensation and Benefit Plan is exempt from tax under Section 501(a) of the Code) from the IRS or the Compensation and Benefit Plan uses a prototype or volume submitter plan that is the subject of an IRS opinion or advisory letter, and Buyer is not aware of any circumstances which could adversely affect such qualification or which are likely to result in the revocation of any existing favorable determination letter or in not receiving a favorable determination letter. There is no material pending or, to the knowledge of Buyer, threatened legal action, suit or claim relating to the Buyer Compensation and Benefit Plans other than routine claims for benefits. Neither Buyer nor any of its Subsidiaries has engaged in a transaction, or omitted to take any action, with respect to any Buyer Compensation and Benefit Plan that would reasonably be expected to subject Buyer or any of its Subsidiaries to a tax or penalty imposed by either Section 4975 of the Code or Section 502 of ERISA, assuming for purposes of Section 4975 of the Code that the taxable period of any such transaction expired as of the date hereof.

(iii) No liability (other than for payment of premiums to the PBGC which have been made or will be made on a timely basis) under Title IV of ERISA has been or is expected to be incurred by Buyer or any of its Subsidiaries with respect to any ongoing, frozen or terminated “single-employer plan”, within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or any single-employer plan of any entity (a “Buyer ERISA Affiliate”) which is considered one employer with Buyer under Section 4001(a)(14) of ERISA or Section 414(b) or (c) of the Code (a “Buyer ERISA Affiliate Plan”). None of Buyer, any of its Subsidiaries or any Buyer ERISA Affiliate has contributed, or has been obligated to contribute, to a multiemployer plan under Subtitle E of Title IV of ERISA at any time since September 26, 1980. No notice of a “reportable event”, within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any Buyer Compensation and Benefit Plan or by any Buyer ERISA Affiliate Plan within the 12-month period ending on the date hereof, and no such notice will be required to be filed as a result of the transactions contemplated by this Agreement. The PBGC has not instituted proceedings to terminate any Pension Plan or Buyer ERISA Affiliate Plan and, to Buyer’s knowledge, no condition exists that presents a material risk that such proceedings will be instituted. To the knowledge of Buyer, there is no pending investigation or enforcement action by the PBGC, the DOL or IRS or any other governmental agency with respect to any Buyer Compensation and Benefit Plan. Under each Buyer Pension Plan and Buyer ERISA Affiliate Plan, as of the date of the most recent actuarial valuation performed prior to the date of this Agreement, the actuarially determined present value of all “benefit liabilities”, within the meaning of Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in such actuarial valuation of such Buyer Pension Plan or Buyer ERISA Affiliate Plan), did not exceed the then current value of the assets of such Buyer Pension Plan or Buyer ERISA Affiliate Plan and since such date there has been neither an adverse change in the financial condition of such Buyer Pension Plan or Buyer ERISA Affiliate Plan nor any amendment or other change to such Pension Plan or ERISA Affiliate Plan that would increase the amount of benefits thereunder which reasonably could be expected to change such result.

(iv) All contributions required to be made under the terms of any Buyer Compensation and Benefit Plan or Buyer ERISA Affiliate Plan or any employee benefit arrangements under any collective bargaining agreement to which Buyer or any of its Subsidiaries is a party have been timely made or have been reflected on Buyer’s financial statements. Neither any Buyer Pension Plan nor any Buyer ERISA Affiliate Plan has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA and all required payments to the PBGC with respect to each Buyer Pension Plan or Buyer ERISA Affiliate Plan have been made on or before their due dates. None of Buyer, any of its Subsidiaries or any Buyer ERISA Affiliate (x) has provided, or would reasonably be expected to be required to provide, security to any Buyer Pension Plan or to any Buyer ERISA Affiliate Plan pursuant to Section 401(a)(29) of the Code, and (y) has taken any action, or omitted to take any action, that has resulted, or would reasonably be expected to result, in the imposition of a lien under Section 412(n) of the Code or pursuant to ERISA.

(v) Neither Buyer nor any of its Subsidiaries has any obligations to provide retiree health and life insurance or other retiree death benefits under any Buyer Compensation and Benefit Plan, other than benefits mandated by Section 4980B of the Code, and each such Buyer Compensation and Benefit Plan may be amended or terminated without incurring liability thereunder and there has been no communication to Employees by Buyer or any of its Subsidiaries that would reasonably be expected to promise or guarantee such Employees retiree health or life insurance or other retiree death benefits on a permanent basis.

(vi) Buyer and its Subsidiaries do not maintain any Buyer Compensation and Benefit Plans covering foreign Employees.

(vii) The consummation of the transactions contemplated by this Agreement would not, directly or indirectly (including, without limitation, as a result of any termination of employment prior to or following the Effective Time) reasonably be expected to (A) entitle any Buyer Employee, Buyer Consultant or Buyer Director to any payment (including severance pay or similar compensation) or any increase in compensation, (B) result in the vesting or acceleration of any benefits under any Buyer Compensation and Benefit Plan or (C) result in any material increase in benefits payable under any Buyer Compensation and Benefit Plan.

(viii) Except for compensation paid to Richard M. Adams, neither Buyer nor any of its Subsidiaries maintains any compensation plans, programs or arrangements the payments under which would not reasonably be expected to be deductible as a result of the limitations under Section 162(m) of the Code and the regulations issued thereunder.

(ix) As a result, directly or indirectly, of the transactions contemplated by this Agreement (including, without limitation, as a result of any termination of employment prior to or following the Effective Time), neither Buyer nor Virginia Commerce, or any of their respective Subsidiaries will be obligated to make a payment that would be characterized as an “excess parachute payment” to an individual who is a “disqualified individual” (as such terms are defined in Section 280G of the Code), without regard to whether such payment is reasonable compensation for personal services performed or to be performed in the future.

(x) Neither Buyer nor any of its Subsidiaries has made any agreement, taken any action, or omitted to take any action, with respect to or as part of any Buyer Compensation and Benefit Plan that is an operational failure under Section 409A of the Code or that would reasonably be expected to subject Buyer or any of its Subsidiaries to any obligation to report any amount or withhold any amount as includable in income and subject to tax, interest or any penalty by any service provider to Buyer or any of its Subsidiaries under Section 409A of the Code or to pay any reimbursement or other payment to any service provider, as defined under Section 409A of the Code, respecting any such tax, interest or penalty under Section 409A of the Code.

(m) No Brokers. No action has been taken by Buyer that would give rise to any valid claim against any party hereto for a brokerage commission, finder’s fee or other like payment with respect to the transactions contemplated by this Agreement, excluding a Previously Disclosed fee to Keefe, Bruyette & Woods, Inc.

(n) Labor Matters. Neither Buyer nor any of its Subsidiaries is a party to or is bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is Buyer or any of its Subsidiaries the subject of a proceeding asserting that it or any such Subsidiary has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel Buyer or any such Subsidiary to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving it or any of its Subsidiaries pending or, to Buyer’s knowledge, threatened, nor is Buyer aware of any activity involving its or any of its Subsidiaries’ employees seeking to certify a collective bargaining unit or engaging in other organizational activity.

(o) Takeover Laws. Buyer has taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from, and this Agreement and the transactions contemplated hereby are exempt from, the requirements of any Takeover Laws applicable to Buyer.

(p) Environmental Matters. To Buyer’s knowledge, neither the conduct nor operation of Buyer or its Subsidiaries nor any condition of any property presently or previously owned, leased or operated by any of them (including, without limitation, in a fiduciary or agency capacity), or on which any of them holds a Lien, violates or violated Environmental Laws and to Buyer’s knowledge no condition has existed or event has occurred with respect to any of them or any such property that, with notice or the passage of time, or both, is reasonably likely to result in liability under Environmental Laws. To Buyer’s knowledge, neither Buyer nor any of its Subsidiaries has received any notice from any person or entity that Buyer or its Subsidiaries or the operation or condition of any property ever owned, leased, operated or held as collateral or in a fiduciary capacity by any of them are or were in violation of or otherwise are alleged to have liability under any Environmental Law, including, but not limited to, responsibility (or potential responsibility) for the cleanup or other remediation of any pollutants, contaminants, or hazardous or toxic wastes, substances or materials at, on, beneath or originating from any such property.

(q) Tax Matters. (i) All Tax Returns that are required to be filed by or with respect to Buyer and its Subsidiaries have been timely filed (taking into account all applicable extensions), and all Taxes shown to be due on such Tax Returns have been paid in full, other than Taxes that are being contested in good faith, which have not been finally determined, and have been adequately reserved against in accordance with GAAP on Buyer’s consolidated financial statements as of December 31, 2012. All assessments for Taxes of Buyer or any of its Subsidiaries due with respect to completed and settled examinations or any concluded litigations have been fully paid. There are no disputes, audits, examinations or proceedings pending, or claims asserted, for Taxes upon Buyer or any of its Subsidiaries. Neither Buyer nor any of its Subsidiaries has granted any extension or waiver of the limitation period for the assessment or collection of Tax that remains in effect. Neither Buyer nor any of its Subsidiaries has any liability with respect to income, franchise or similar Taxes that accrued on or before December 31, 2012 in excess of the amounts accrued with respect thereto that are reflected in the consolidated financial statements of Buyer as of December 31, 2012. As of the date hereof, neither Buyer nor any of its Subsidiaries has any knowledge of any conditions that exist that might prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(r) Risk Management Instruments. Neither Buyer not any of its Subsidiaries are parties to any interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for Buyer’s own account, or for the account of one or more of Buyer’s Subsidiaries or their customers.

(s) Books and Records. The books and records of Buyer and its Subsidiaries have been fully, properly and accurately maintained in all material respects, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein, and they fairly reflect the substance of events and transactions included therein.

(t) Insurance. Buyer Previously Disclosed all of the insurance policies, binders, or bonds maintained by Buyer or its Subsidiaries. Buyer and its Subsidiaries are insured with insurers believed to be reputable against such risks and in such amounts as the management of Buyer reasonably has determined to be prudent in accordance with industry practices. All such insurance policies are in full force and effect; Buyer and its Subsidiaries are not in material default thereunder; and all claims thereunder have been filed in due and timely fashion.

(u) Funds Available. Buyer has, and will have available to it at the Effective Time, sources of capital and authorized shares of Buyer Common Stock sufficient to pay the Merger Consideration and the amounts payable pursuant to Section 4.03.

(v) Representations and Warranties of Buyer with Respect to Merger Sub.

(i) Organization, Standing and Authority. Merger Sub is duly organized and validly existing in good standing under the laws of the state of its organization, and is or prior to the Effective Time will be duly qualified to do business and in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified. Merger Sub will have been organized for the purpose of the transactions contemplated by this Agreement, and no newly chartered Merger Sub will have previously conducted any business or incurred any liabilities.

(ii) Power. Merger Sub has, or prior to the Effective Time will have, the power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.

(iii) Authority. This Agreement and the transactions contemplated hereby have been, or prior to the Effective Time will have been, authorized by all requisite action on the part of Merger Sub and its respective subsidiaries or members. Upon execution and delivery of Exhibit A, this Agreement will be a valid and legally binding agreement of Merger Sub enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

ARTICLE VII

Covenants

7.01 Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, each of Virginia Commerce and Buyer agrees to use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Merger as promptly as practicable and otherwise to enable consummation of the transactions contemplated hereby and shall cooperate fully with the other party hereto to that end.

7.02 Stockholder Approvals.

(a) Virginia Commerce agrees to take, in accordance with applicable law and the Virginia Commerce Certificate and Virginia Commerce By-laws, all action necessary to convene an appropriate meeting of its stockholders to consider and vote upon the approval of this Agreement and any other matters required to be approved by Virginia Commerce’s stockholders for consummation of the Merger (including any adjournment or postponement, the “Virginia Commerce Meeting”), as promptly as practicable after the Registration Statement is declared effective. The Virginia Commerce Board will recommend that the Virginia Commerce stockholders approve and adopt the Agreement and the transactions contemplated hereby, provided that the Virginia Commerce Board may fail to make such recommendation, or withdraw, modify or change any such recommendation, if the Virginia Commerce Board, after having consulted with and considered the advice of outside counsel, has determined that the making of such recommendation, or the failure to withdraw, modify or change such recommendation, would be reasonably likely to constitute a breach of the fiduciary duties of the members of the Virginia Commerce Board under applicable law.

(b) Buyer agrees to take, in accordance with applicable law and the Buyer Certificate and Buyer By-Laws, all action necessary to convene an appropriate meeting of its stockholders to consider and vote upon the issuance of the Merger Consideration pursuant to NASDAQ Listing Rule 5635 and pursuant to Section 31D-6-621 of the WVBCA, and any other matters required to be approved by Buyer’s stockholders for consummation of the Merger and the transactions contemplated by the Agreement (including any adjournment or postponement, the “Buyer Meeting”), as promptly as practicable after the Registration Statement is declared effective. The Buyer Board will recommend that the Buyer stockholders approve the issuance of the Merger Consideration and, as necessary, the transactions contemplated by the Agreement, provided that the Buyer Board may fail to make such a recommendation, or withdraw, modify or change any such recommendation, if the Buyer Board, after having consulted with and considered the advice of outside counsel, has determined that the making of such recommendation, or the failure to withdraw, modify or change such recommendation, would be reasonably likely to constitute a breach of the fiduciary duties of the members of the Buyer Board under applicable law.

7.03 Registration Statement.

(a) Buyer agrees to prepare a registration statement on Form S-4 (the “Registration Statement”) to be filed by Buyer with the SEC in connection with the issuance of Buyer Common Stock in the Merger (including the prospectus of Buyer and proxy solicitation materials of Buyer and Virginia Commerce constituting a part thereof (the “Proxy Statement”) and all related documents). Virginia Commerce and Buyer agree to cooperate, and to cause their respective Subsidiaries to cooperate, with the other and its counsel and its accountants in the preparation of the Registration Statement and the Proxy Statement. Buyer agrees to file the Registration Statement (including the Proxy Statement in preliminary form) with the SEC as promptly as reasonably practicable and in any event within 90 days from the date of this Agreement. Each of Virginia Commerce and Buyer agrees to use all reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as reasonably practicable after filing thereof. Buyer also agrees to use all reasonable efforts to obtain, prior to the effective date of the Registration Statement, all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement. Each of Buyer and Virginia Commerce agrees to furnish to the other party all information concerning itself, its Subsidiaries, officers, directors and stockholders and such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Registration Statement, Proxy Statement or any other statement, filing, notice or application made by or on behalf of Buyer, Virginia Commerce or their respective

Subsidiaries to any Governmental Authority in connection with the Merger and the other transactions contemplated by this Agreement. Virginia Commerce shall have the right to review and consult with Buyer and approve the form of, and any characterization of such information included in, the Registration Statement prior to its being filed with the SEC.

(b) Each of Virginia Commerce and Buyer agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Proxy Statement and any amendment or supplement thereto will, at the date of mailing to stockholders and at the time of the Virginia Commerce Meeting, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or any statement which, in the light of the circumstances under which such statement is made, will be false or misleading with respect to any material fact, or which will omit to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier statement in the Proxy Statement or any amendment or supplement thereto. Each of Virginia Commerce and Buyer further agrees that if it shall become aware prior to the Effective Date of any information furnished by it that would cause any of the statements in the Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take the necessary steps to correct the Proxy Statement.

(c) Buyer agrees to advise Virginia Commerce, promptly after Buyer receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Buyer Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

7.04 Press Releases. Each of Virginia Commerce and Buyer agrees that it will not, without the prior approval of the other party, file any material pursuant to SEC Rules 165 or 425, or issue any press release or written statement for general circulation relating to the transactions contemplated hereby, except as otherwise required by applicable law or regulation or NASDAQ rules.

7.05 Access; Information.

(a) Each of Virginia Commerce and Buyer agrees that upon reasonable notice and subject to applicable laws relating to the exchange of information, it shall afford the other party and the other party’s officers, employees, counsel, accountants and other authorized representatives, such access during normal business hours throughout the period prior to the Effective Time to the books, records (including, without limitation, Tax Returns and work papers of independent auditors), properties, personnel and to such other information as any party may reasonably request and, during such period, it shall furnish promptly to such other party (i) a copy of each material report, schedule and other document filed by it pursuant to the requirements of federal or state securities laws, and (ii) all other information concerning the business, properties and personnel of it as the other may reasonably request. Neither Buyer or its Subsidiaries nor Virginia Commerce or its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of Buyer, Virginia Commerce or their respective Subsidiaries, as the case may be, or contravene any applicable law or regulation or binding contract, agreement or arrangement entered into prior to the date of this Agreement; and in any such event, the parties will make appropriate substitute disclosure arrangements.

(b) Each agrees that it will not, and will cause its representatives not to, use any information obtained pursuant to this Section 7.05 (as well as any other information obtained prior to the date hereof in connection with the entering into of this Agreement) for any purpose unrelated to the consummation of the Merger and the other transactions contemplated by this Agreement. Subject to the requirements of law, each party will keep confidential, and will cause its representatives to keep confidential, all information and documents obtained pursuant to this Section 7.05 (as well as any other information obtained prior to the date hereof in connection with the entering into of this Agreement) unless such information (i) was already known to such party, (ii) becomes available to such party from other sources not known by such party to be bound by a confidentiality obligation, (iii) is disclosed with the prior written approval of the party to which such information pertains or (iv) is or becomes readily ascertainable from published information or trade sources. In the event that this Agreement is terminated or the transactions contemplated by this Agreement shall otherwise fail to be consummated, each party shall promptly cause all copies of documents or extracts thereof containing information and data as to another party hereto to be returned to the party that furnished the same. No investigation by either party of the business and affairs of the other shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to either party’s obligation to consummate the transactions contemplated by this Agreement.

(c) During the period from the date of this Agreement to the Effective Time, each party shall promptly furnish the other with copies of all monthly and other interim financial statements produced in the ordinary course of business as the same shall become available.

7.06 Acquisition Proposals. Virginia Commerce agrees that it shall not, and shall cause its Subsidiaries and its Subsidiaries’ officers, directors, agents, advisors and affiliates not to, solicit or encourage inquiries or proposals with respect to, or engage in any negotiations concerning, or provide any confidential information to, or have any discussions with any person relating to, any Acquisition Proposal. It shall immediately cease and cause to be terminated any activities, discussions or negotiations conducted prior to the date of this Agreement with any parties other than Buyer with respect to any of the foregoing and shall use its reasonable best efforts to enforce any confidentiality or similar agreement relating to an Acquisition Proposal. Virginia Commerce will inform Buyer promptly of all relevant details of any inquiries or contacts by third parties relating to the possible disposition of the business or the capital stock of Virginia Commerce or any merger, change or control or other business combination involving Virginia Commerce. Notwithstanding the foregoing, if, at any time the Virginia Commerce

Board determines in good faith, after consultation with outside counsel, that failure to do so would be reasonably likely to constitute a breach of its fiduciary duties under applicable law, Virginia Commerce, in response to a written Acquisition Proposal that was unsolicited after the date of this Agreement or that did not otherwise result from a breach of this Section 7.06, may furnish non-public information with respect to Virginia Commerce to the Person who made such Acquisition Proposal and participate in negotiations regarding such Acquisition Proposal.

7.07 Takeover Laws. No party hereto shall take any action that would cause the transactions contemplated by this Agreement to be subject to requirements imposed by any Takeover Law and each of them shall take all necessary steps within its control to exempt (or ensure the continued exemption of) the transactions contemplated by this Agreement from any applicable Takeover Law, as now or hereafter in effect.

7.08 Exemption from Liability Under Section 16(b). Buyer and Virginia Commerce agree that, in order to most effectively compensate and retain certain directors and officers of Virginia Commerce in connection with the Merger, both prior to and after the Effective Time, it is desirable that the directors and officers of Virginia Commerce not be subject to a risk of liability under Section 16(b) of the Exchange Act, and for that compensatory and retentive purposes agree to the provisions of this Section 7.08. The Virginia Commerce Board, or a committee of “Non-Employee Directors” (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act) thereof, shall adopt a resolution providing that the disposition by the directors and officers of Virginia Commerce Common Stock and Virginia Commerce Stock Options, in each case pursuant to the transactions contemplated by this Agreement, are intended to be exempt from liability pursuant to Section 16(b) under the Exchange Act.

7.09 Regulatory Applications.

(a) Buyer and Virginia Commerce and their respective Subsidiaries shall cooperate and use their respective reasonable best efforts to prepare all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary to consummate the transactions contemplated by this Agreement. Each Party shall use its reasonable efforts to resolve objections, if any, which may be asserted with respect to the Merger under any applicable law, regulation or decree, including agreeing to divest any assets, deposits, lines of business or branches; provided, that Buyer shall not be required to agree to any condition or take any action if such agreements or the taking of such action is reasonably likely to result in a condition or restriction having an effect of the type referred to in Section 8.01(b). Each of Buyer and Virginia Commerce shall have the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to applicable laws relating to the exchange of information, with respect to, all material written information submitted to any third party or any Governmental Authority in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto agrees to act reasonably and as promptly as practicable. Each party hereto agrees that it will consult with the other party hereto with respect to the obtaining of all material permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other party apprised of the status of material matters relating to completion of the transactions contemplated hereby, including advising the other party upon receiving any communication from a Governmental Authority the consent or approval of which is required for the consummation of the Merger and the other transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any required consent or approval from a Governmental Authority will not be obtained or that the receipt of such consent or approval may be materially delayed (a “Regulatory Communication”). Upon the receipt of a Regulatory Communication, without limiting the scope of the foregoing paragraphs, Buyer shall, to the extent permitted by applicable law (i) promptly advise Virginia Commerce of the receipt of any substantive communication from a Governmental Authority with respect to the transactions contemplated hereby, (ii) provide Virginia Commerce with a reasonable opportunity to participate in the preparation of any response thereto and the preparation of any other substantive submission or communication to any Governmental Authority with respect to the transactions contemplated hereby and to review any such response, submission or communication prior to the filing or submission thereof, and (iii) provide Virginia Commerce with the opportunity to participate in any meetings or substantive telephone conversations that Buyer or its Subsidiaries or their respective representatives may have from time to time with any Governmental Authority with respect to the transactions contemplated by this Agreement.

(b) Each party agrees, upon request, to furnish the other party with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other party or any of its Subsidiaries to any third party or Governmental Authority.

7.10 Indemnification.

(a) Following the Effective Date and for a period of six years thereafter, Buyer shall indemnify, defend and hold harmless the present directors, officers and employees of Virginia Commerce and its Subsidiaries (each, an “Indemnified Party”) against all costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities (collectively, “Costs”) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of actions or omissions occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement), whether asserted or claimed prior to, at or after the Effective Time to the fullest extent that Virginia Commerce is permitted or required to indemnify (and advance expenses to) its directors and officers under the laws of the Commonwealth of Virginia, the Virginia Commerce Certificate, the Virginia Commerce By-Laws and any agreement as in effect on the date hereof; provided that any determination required to be made with respect to whether an officer’s, director’s or employee’s conduct complies with the standards set forth under Virginia law, the Virginia Commerce Certificate, the Virginia Commerce By-Laws and any agreement shall be made by independent counsel (which shall not be counsel that provides material services to Buyer) selected by Buyer and reasonably acceptable to such officer or director. Buyer shall comply with any indemnification agreements between Virginia Commerce or its Subsidiaries on the one hand, and their respective directors and officers on the other hand; provided, however, that each of Virginia Commerce and its Subsidiaries, as applicable, agrees to exercise its reasonable best efforts to obtain amendments to each indemnification agreement applicable to it prior to the Effective Date so that terms of any such agreement aligns with the time periods set forth in this Section 7.10.

(b) For a period of six years from and after the Effective Time, Buyer shall (i) maintain in effect (A) the current provisions regarding indemnification of and the advancement of expenses to Indemnified Parties contained in the Virginia Commerce Certificate and Virginia Commerce By-Laws (or comparable organizational documents) of each of Virginia Commerce and its Subsidiaries and (B) any indemnification agreements of Virginia Commerce and its Subsidiaries with or for the benefit of any Indemnified Parties existing on the date hereof, and (ii) indemnify the Indemnified Parties to the fullest extent permitted by applicable law. For purposes of the foregoing: (i) in the event any claim is asserted within the six year period during which Virginia Commerce and its Subsidiaries, (A) all such rights in respect of any such claim shall continue until disposition thereof and (B) the Indemnified Party shall be entitled to advancement of expenses within five business days following receipt of any such claim involving such Indemnified Party; and (ii) any determination required to be made with respect to whether an Indemnified Party’s conduct complies with the standards set forth under VSCA, the Virginia Commerce Certificate or Virginia Commerce By-Laws or any such agreement, as the case may be, for purposes of the allowance of indemnification or advancement of expenses, shall be made by independent legal counsel selected by such Indemnified Party and reasonably acceptable to Buyer. The fees and expenses of such independent legal counsel shall be paid for by Buyer.

(c) For a period of six years from the Effective Time, Buyer shall use its reasonable best efforts to provide that portion of director’s and officer’s liability insurance that serves to reimburse the present and former officers and directors of Virginia Commerce or any of its Subsidiaries (determined as of the Effective Time) (as opposed to Virginia Commerce) with respect to claims against such directors and officers arising from facts or events which occurred before the Effective Time, which insurance shall contain at least the same coverage and amounts, and contain terms and conditions no less advantageous, as that coverage currently provided by Virginia Commerce; provided, that in no event shall Buyer be required to expend more than 200% of the current amount expended by Virginia Commerce (the “Insurance Amount”) to maintain or procure such directors and officers insurance coverage; provided, further, that if Buyer is unable to maintain or obtain the insurance called for by this Section 7.10(c), Buyer shall use its reasonable best efforts to obtain as much comparable insurance as is available for the Insurance Amount; provided, further, that officers and directors of Virginia Commerce or any Subsidiary may be required to make application and provide customary representations and warranties to Buyer’s insurance carrier for the purpose of obtaining such insurance.

(d) Any Indemnified Party wishing to claim indemnification under Section 7.10(a), upon learning of any claim, action, suit, proceeding or investigation described above, shall promptly notify Buyer thereof; provided that the failure so to notify shall not affect the obligations of Buyer under Section 7.10(a) unless and to the extent that Buyer is actually prejudiced as a result of such failure.

(e) If Buyer or any of its successors or assigns shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any entity, then and in each case, proper provision shall be made so that the successors and assigns of Buyer shall assume the obligations set forth in this Section 7.10.

(f) The provisions of this Section 7.10, (i) shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives, and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by agreement or otherwise.

7.11 Benefit Plans.

(a) At and following the Effective Time (i) Buyer shall provide employees of Virginia Commerce and its Subsidiaries with employee benefit plans substantially similar to those provided to similarly situated employees of Buyer, except with respect to the Buyer Pension Plan, (ii) Buyer shall cause any and all pre-existing condition limitations (to the extent such limitations did not apply to a pre-existing condition under the Compensation and Benefit Plans) and eligibility waiting periods under group health plans to be waived with respect to such employees and their eligible dependents, and (iii) all employees of Virginia Commerce and its Subsidiaries shall receive credit for years of service with Virginia Commerce, its Subsidiaries and their predecessors prior to the Effective Time for purposes of eligibility and vesting (but not for purposes of benefit accrual other than accrual for vacation or paid time off; provided, that, in accordance with Buyer’s policies, no vacation or paid time off shall be thereafter carried over into a subsequent calendar year) under Buyer’s benefit plans, except with respect to the Buyer Pension Plan. All employees of Virginia Commerce and its Subsidiaries and their eligible dependents will receive credit for co-payments, deductibles and out-of-pocket maximums satisfied by such employees and dependents under the Compensation and Benefit Plans. Except as provided in this Agreement, Buyer shall maintain Virginia Commerce’s and its Subsidiaries’ existing employee benefit plans until such time as Buyer has provided similar plans to employees of Virginia Commerce and its Subsidiaries as contemplated in the preceding sentence. Employees of Virginia Commerce and its Subsidiaries shall not be entitled to accrual of benefits or allocation of contributions under Buyer’s benefit plans based on years of service with Virginia Commerce, its Subsidiaries and their predecessors prior to the Effective Date, except with respect to any vacation or paid time off accrual.

(b) Except for employees of Virginia Commerce and its Subsidiaries with individual agreements that provide for payment of severance under certain circumstances (who will be paid severance only in accordance with such agreements and shall not have a right to employer-paid outplacement services), Buyer agrees that each employee of Virginia Commerce and its Subsidiaries who is involuntarily terminated by Buyer or any of its Subsidiaries (other than for cause) on or within six months of the Effective Date, shall receive (i) a severance payment equal to two weeks of base pay (at the rate in effect on the termination date) for each year of service at Virginia Commerce or its Subsidiaries (with credit for partial years of service) with a minimum payment equal to four weeks of base pay and a maximum payment equal to twenty-six weeks of base pay and (ii) reimbursement of costs associated with reasonable outplacement services actually incurred no later than the date that is six months after the date of the employee’s termination of employment, so that after reimbursement, such services will be at no cost to the employee; provided that (A) documentation of such expenses is provided to Buyer by the terminated employee and (B) such services are provided by an outplacement agency selected by Buyer.

(c) Prior to the Effective Time, Virginia Commerce shall one hundred percent vest all accrued benefits provided under Virginia Commerce’s 401(k) plan, subject to consummation of the Merger. Buyer and Virginia Commerce shall use reasonable efforts to take such action as may be necessary to merge Virginia Commerce’s 401(k) plan with and into Buyer’s 401(k) plan, including, in Buyer’s sole discretion, the receipt of a favorable determination letter from the IRS relating to such merger.

(d) At and following the Effective Time, Buyer shall honor, and Buyer shall be obligated to perform, or shall cause its Subsidiaries to honor and perform, in accordance with their terms and applicable law, the contractual rights of Employees, Consultants and Directors of Virginia Commerce and its Subsidiaries existing as of the Effective Time.

7.12 Notification of Certain Matters. Each of Virginia Commerce and Buyer shall give prompt notice to the other of any fact, event or circumstance known to it that (i) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to it or (ii) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein.

7.13 Directors and Officers.

(a) Buyer agrees to cause two individuals from Virginia Commerce to be appointed as directors of Buyer at the Effective Time. The individuals shall be chosen by Virginia Commerce, subject to consent by Buyer, which shall not be unreasonably withheld.

(b) Buyer agrees to cause three individuals from Virginia Commerce to be appointed to the board of directors of Buyer Bank at the effective time of the Bank Merger. The individuals chosen by Virginia Commerce to serve as directors of Buyer Bank shall be subject to the consent of the Buyer Board, which shall not be unreasonably withheld.

(c) Buyer agrees to cause the President and Chief Executive Officer of Virginia Commerce to be appointed to serve as President of Buyer Bank at the effective time of the Bank Merger.

7.14 Compliance with Laws. Each of Virginia Commerce and its Subsidiaries shall comply in all material respects with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to employees conducting such businesses.

7.15 Assumption of TRUPs. Buyer acknowledges that VCBI Capital Trust II, VCBI Capital Trust III, and VCBI Capital Trust IV hold subordinated debentures issued by Virginia

Commerce and has issued preferred securities which are intended to be “qualified trust preferred securities” as defined in applicable regulatory capital guidelines, or which are eligible for such treatment as grandfathered trust preferred securities. Buyer agrees that at the Effective Time, it shall expressly assume all of Virginia Commerce’s obligations under the indentures relating to such subordinated debentures (including, without limitation, being substituted for Virginia Commerce) and execute any and all documents, instruments and agreements, including any supplemental indentures, guarantees, or declarations of trust required by said indentures, the subordinated debentures or the trust preferred securities issued by VCBI Capital Trust II, VCBI Capital Trust III, and VCBI Capital Trust IV, or as may reasonably be requested by the trustees thereunder, and thereafter shall perform all of Virginia Commerce’s obligations with respect to the subordinated debentures and the trust preferred securities issued by VCBI Capital Trust II, VCBI Capital Trust III, and VCBI Capital Trust IV (the “TRUPs Assumption”).

ARTICLE VIII

Conditions to Consummation of the Merger

8.01 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each of Buyer and Virginia Commerce to consummate the Merger is subject to the fulfillment or written waiver by Buyer and Virginia Commerce prior to the Effective Time of each of the following conditions:

(a) Stockholder Approval. This Agreement and any other matters required to be approved by Virginia Commerce’s stockholders for consummation of the Merger shall have been duly approved by the requisite vote of the stockholders of Virginia Commerce, and the Merger and the issuance of the Merger Consideration shall have been duly approved by the requisite vote of the stockholders of Buyer.

(b) Regulatory Approvals. All regulatory approvals required to consummate the transactions contemplated hereby shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired and no such approvals shall contain any conditions, restrictions or requirements applicable either before or after the Effective Time which the Buyer Board reasonably determines in good faith would have a Material Adverse Effect on Buyer and its Subsidiaries taken as a whole taking into account the consummation of the Merger in making such determination.

(c) No Injunction. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) that is in effect and prohibits consummation of the transactions contemplated by this Agreement.

(d) Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(e) Listing. The shares of Buyer Common Stock to be issued in the Merger shall have been approved for listing on the NASDAQ, subject to official notice of issuance.

(f) TRUPs Assumption. Buyer shall have executed and delivered, subject to the effectiveness of the Merger, all supplemental and amended documents required to be executed by Buyer to effect the TRUPs Assumption.

8.02 Conditions to Obligation of Virginia Commerce. The obligation of Virginia Commerce to consummate the Merger is also subject to the fulfillment or written waiver by Virginia Commerce prior to the Effective Time of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of Buyer set forth in this Agreement shall be true and correct, subject to the standard set forth in Section 6.02, as of the date of this Agreement and as of the Effective Date as though made on and as of the Effective Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date), and Virginia Commerce shall have received a certificate, dated the Effective Date, signed on behalf of Buyer by the Chief Executive Officer and the Chief Financial Officer of Buyer to such effect.

(b) Performance of Obligations of Buyer. Buyer shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and Virginia Commerce shall have received a certificate, dated the Effective Date, signed on behalf of Buyer by the Chief Executive Officer and the Chief Financial Officer of Buyer to such effect.

(c) Opinion of Virginia Commerce’s Counsel. Virginia Commerce shall have received an opinion of Troutman Sanders LLP, counsel to Virginia Commerce, in form and substance reasonably satisfactory to Virginia Commerce, dated the Effective Date, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the Merger will be treated as a “reorganization” within the meaning of Section 368 of the Code. In rendering its opinion, Troutman Sanders LLP may require and rely upon representations contained in letters from Virginia Commerce, Buyer, officers and employees of Virginia Commerce or Buyer, and others, reasonably satisfactory in form and substance to it.

8.03 Conditions to Obligation of Buyer. The obligation of Buyer to consummate the Merger is also subject to the fulfillment or written waiver by Buyer prior to the Effective Time of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of Virginia Commerce set forth in this Agreement shall be true and correct, subject to the standard set forth in Section 6.02, as of the date of this Agreement and as of the Effective Date as though made on and as of the Effective Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date) and Buyer shall have received a certificate, dated the Effective Date, signed on behalf of Virginia Commerce by the Chief Executive Officer and the Chief Financial Officer of Virginia Commerce to such effect.

(b) Performance of Obligations of Virginia Commerce. Virginia Commerce shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and Buyer shall have received a certificate, dated the Effective Date, signed on behalf of Virginia Commerce by the Chief Executive Officer and the Chief Financial Officer of Virginia Commerce to such effect.

(c) Opinion of Buyer’s Counsel. Buyer shall have received an opinion of Bowles Rice LLP, counsel to Buyer, in form and substance reasonably satisfactory to Buyer, dated the Effective Date, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the Merger will be treated as a “reorganization” under Section 368 of the Code. In rendering its opinion, Bowles Rice LLP may require and rely upon representations contained in letters from Buyer, Virginia Commerce, officers and employees of Buyer or Virginia Commerce, and others, reasonably satisfactory in form and substance to it.

(d) Support Agreement. All of the directors of Virginia Commerce and Virginia Commerce Bank in office as of the date of execution of this Agreement shall have, concurrently with the execution of this agreement, entered into a Support Agreement in substantially the form attached hereto as Exhibit E.

ARTICLE IX

Termination

9.01 Termination. This Agreement may be terminated, and the Merger may be abandoned:

(a) Mutual Consent. At any time prior to the Effective Time, by the mutual consent of Buyer and Virginia Commerce, if the Board of Directors of each so determines by vote of a majority of the members of its entire Board.

(b) Breach. At any time prior to the Effective Time, by Buyer or Virginia Commerce (provided that the party seeking termination is not then in material breach of any representation, warranty, covenant or other agreement contained herein), if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event of either: (i) a breach by the other party of any representation or warranty contained herein (subject to the standard set forth in Section 6.02), which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach; or (ii) a material breach by the other party of any of the covenants or agreements contained herein, which material breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach.

(c) Delay. At any time prior to the Effective Time, by Buyer or Virginia Commerce, if its Board of Directors so determines by vote of a majority of the members of such party’s entire Board of Directors, in the event that the Merger is not consummated by November 30, 2013, except to the extent that the failure of the Merger then to be consummated arises out of or results from the knowing action or inaction of the party seeking to terminate pursuant to this Section 9.01(c).

(d) Failure of Buyer Conditions. By Buyer (provided that Buyer is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if the conditions in Sections 8.03(a) or 8.03(b) of this Agreement have not been satisfied by Virginia Commerce within five business days after satisfaction of the last condition in Section 8.01 to be satisfied (and cannot be, or have not been, cured by Virginia Commerce within 30 days after the giving of written notice of such failure) and have not been waived by Buyer.

(e) Failure of Virginia Commerce Conditions. By Virginia Commerce (provided that Virginia Commerce is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if the conditions in Sections 8.02(a) or 8.02(b) of this Agreement have not been satisfied by Buyer within five business days after satisfaction of the last condition in Section 8.01 to be satisfied (and cannot be, or have not been, cured by Buyer within 30 days after the giving of written notice of such failure) and have not been waived by Virginia Commerce.

(f) No Approval. By Virginia Commerce or Buyer, if its Board of Directors so determines by a vote of a majority of the members of its entire Board of Directors, in the event (i) the approval of any Governmental Authority required for consummation of the Merger and the other transactions contemplated by this Agreement shall have been denied by final nonappealable action of such Governmental Authority or (ii) any stockholder approval required by Section 8.01(a) herein is not obtained at the Virginia Commerce Meeting or the Buyer Meeting.

(g) Failure to Recommend, Etc.

(i) At any time prior to the Virginia Commerce Meeting, by Buyer if the Virginia Commerce Board shall have failed to make its recommendation referred to in Section 7.02, withdrawn such recommendation or modified or changed such recommendation in a manner adverse in any respect to the interests of Buyer.

(ii) At any time prior to the Buyer Meeting, by Virginia Commerce if the Buyer Board shall have failed to make its recommendation referred to in Section 7.02, withdrawn such recommendation or modified or changed such recommendation in a manner adverse in any respect to the interests of Virginia Commerce.

(h) Superior Proposal. By Virginia Commerce, if the Virginia Commerce Board so determines by a vote of the majority of the members of its entire board, at any time prior to the Virginia Commerce Meeting, in order to concurrently enter into an agreement with respect to an unsolicited Acquisition Proposal that was received and considered by Virginia Commerce in compliance with Section 7.06 and that would, if consummated, result in a transaction that is more favorable to Virginia Commerce’s stockholders from a financial point of view than the Merger (a “Superior Proposal”); provided, that (i) this Agreement may be terminated by

Virginia Commerce pursuant to this Section 9.01(h) only after the fifth business day following Buyer’s receipt of written notice from Virginia Commerce advising Buyer that Virginia Commerce is prepared to enter into an agreement with respect to a Superior Proposal and only if, during such five business day period, Buyer does not make an offer to Virginia Commerce that the Virginia Commerce Board determines in good faith, after consultation with its financial and legal advisors, is at least as favorable as the Superior Proposal and (ii) Virginia Commerce pays the Fee specified in Section 9.03.

(i) Decline in Buyer Common Stock Price. By Virginia Commerce, if the Virginia Commerce Board so determines by a vote of the majority of the members of the entire Virginia Commerce Board, at any time during the five-day period commencing with the Determination Date, if both of the following conditions are satisfied:

(i) The number obtained by dividing the Average Closing Price by the Starting Price (as defined below) (the “Buyer Ratio”) shall be less than 0.80; and

(ii) (x) the Buyer Ratio shall be less than (y) the number obtained by dividing the Final Index Price by the Index Price on the Starting Date (each as defined below) and subtracting 0.15 from the quotient in this clause (ii) (y) (such number in this clause (ii) (y) being referred to herein as the “Index Ratio”);

subject, however, to the following three sentences. If Virginia Commerce elects to exercise its termination right pursuant to this Section 9.01(i), it shall give written notice to Buyer (provided that such notice of election to terminate may be withdrawn at any time within the aforementioned five-day period). During the five-day period commencing with its receipt of such notice, Buyer shall have the option to increase the consideration to be received by the holders of Virginia Commerce Common Stock hereunder, by adjusting the Exchange Ratio (calculated to the nearest one one-thousandth) to equal the lesser of (x) a number (rounded to the nearest one one-thousandth) obtained by dividing (A) the product of the Starting Price, 0.80 and the Exchange Ratio (as then in effect) by (B) the Average Closing Price and (y) a number (rounded to the nearest one one-thousandth) obtained by dividing (A) the product of the Index Ratio and the Exchange Ratio (as then in effect) by (B) the Buyer Ratio. If Buyer so elects within such five-day period, it shall give prompt written notice to Virginia Commerce of such election and the revised Exchange Ratio, whereupon no termination shall have occurred pursuant to this Section 9.01(i) and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified.)

For purposes of this Section 9.01(i), the following terms shall have the meanings indicated:

“Final Index Price” shall mean the average of the Index Prices for the 20 consecutive full trading days ending on the trading day prior to the Determination Date.

“Index Group” shall mean the NASDAQ Bank Index.

“Index Price” shall mean the closing price on such date of the Index Group.

“Starting Date” shall mean the last trading day immediately preceding the date of the first public announcement of entry into this Agreement.

“Starting Price” shall mean the closing price of a share of Buyer Common Stock on the NASDAQ (as reported in The Wall Street Journal, or if not reported therein, in another authoritative source) on the Starting Date.

9.02 Effect of Termination and Abandonment. In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article IX, no party to this Agreement shall have any liability or further obligation to any other party hereunder except (i) as set forth in Section 9.03, (ii) that termination will not relieve a breaching party from liability for any willful breach of this Agreement giving rise to such termination, and (iii) Sections 7.03(b), 7.05(b), 9.02, 9.03, 10.05, 10.06, 10.07, 10.08, 10.09 and 10.10 shall survive any termination of this Agreement.

9.03 Fees and Expenses.

(a) In the event that, (i) this Agreement shall be terminated by Virginia Commerce pursuant to Section 9.01(h), then Virginia Commerce shall pay Buyer promptly (but in no event later than two business days after the date of termination of this Agreement by Virginia Commerce) a fee of $20,000,000 (the “Fee”), which amount shall be payable in immediately available funds or (ii) this Agreement is terminated by Buyer pursuant to Section 9.01(g), and prior to that date that is 12 months after such termination, Virginia Commerce or any of its Subsidiaries enters into any Acquisition Agreement or any Acquisition Proposal is consummated (regardless of whether such Acquisition Proposal is consummated before or after termination of this Agreement), then Virginia Commerce shall pay Buyer the Fee on the earlier of such date of execution or consummation, which amount shall be payable in immediately available funds. For the purposes of this Section, “Acquisition Agreement” shall mean any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, or other similar agreement constituting or related to, or which is intended to or would be reasonably likely to lead to, any Acquisition Proposal. For purposes of the foregoing, the term “Acquisition Proposal” shall have the meaning set forth in the definition of “Acquisition Proposal” in Section 1.01 except that the references to “24.99%” shall be deemed to be references to “51%.” In no event shall Virginia Commerce be required to pay the Fee on more than one occasion.

(b) In the event that Virginia Commerce shall fail to pay the Fee when due, then Virginia Commerce shall pay the Fee plus the costs and expenses actually incurred by Buyer (including, without limitation, fees and expenses of counsel) in connection with the collection of the Fee under the enforcement of this Section 9.03, together with interest on such unpaid Fee and costs and expenses, commencing on the date that the Fee became due, at a rate equal to the rate of interest publicly announced by Citibank, N.A., from time to time, in the City of New York, as such bank’s Base Rate plus 2.00%.

ARTICLE X

Miscellaneous

10.01 Survival. No representations, warranties, agreements and covenants contained in this Agreement shall survive the Effective Time (other than Sections 2.02(b), 7.10, 7.11, 7.13, and this Article X and those other covenants and agreements contained in this Agreement that by their terms apply or are to be performed in whole or in part after the Effective Time, all of which shall survive the Effective Time).

10.02 Waiver; Amendment. Prior to the Effective Time, any provision of this Agreement may be (i) waived by the party benefited by the provision, or (ii) amended or modified at any time, by an agreement in writing between the parties hereto executed in the same manner as this Agreement, except that after the Virginia Commerce Meeting, this Agreement may not be amended if it would violate the VSCA.

10.03 Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, but shall not be assigned by any party without the prior written consent of the other parties.

10.04 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original.

10.05 Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the Commonwealth of Virginia applicable to contracts made and to be performed entirely within such State (except to the extent that mandatory provisions of federal law are applicable). The parties hereby consent and submit to the exclusive jurisdiction and venue of any state or federal court located in the Commonwealth of Virginia.

10.06 Expenses. Subject to the obligations of Virginia Commerce set forth in Section 9.03, each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby, except that printing expenses shall be shared equally between Virginia Commerce and Buyer.

10.07 Notices. All notices, requests and other communications hereunder to a party shall be in writing and shall be deemed given if personally delivered, telecopied (with confirmation) or mailed by registered or certified mail (return receipt requested) to such party at its address set forth below or such other address as such party may specify by notice to the parties hereto.

If to Virginia Commerce, to:

Virginia Commerce Bancorp, Inc.

5350 Lee Highway

Arlington, Virginia 22207

Attn: Peter A. Converse

President and Chief Executive Officer

With a copy to:

Troutman Sanders LLP

1001 Haxall Point

Richmond, Virginia 23219

Facsimile: (804) 698-6014

Attn:	Jacob A. Lutz, III, Esq.

If to Buyer, to:

United Bankshares, Inc.

514 Market Street

Parkersburg, West Virginia 26101

Attn:	Richard M. Adams
Steven Wilson

With a copy to:

Bowles Rice LLP

600 Quarrier Street

Charleston, West Virginia 25301

Facsimile: (304) 343-3058

Attn:	Sandra M. Murphy, Esq.

10.08 Entire Understanding; No Third Party Beneficiaries. This Agreement represents the entire understanding of the parties hereto with reference to the transactions contemplated hereby and this Agreement supersedes any and all other oral or written agreements heretofore made. Except for Section 7.10, which shall inure to the benefit of the Persons referred to in such Sections, nothing in this Agreement expressed or implied, is intended to confer upon any person, other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

10.09 Severability. The provisions of this Agreement will be deemed severable, and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any party or Person or any circumstance, is found by a court or other Governmental Authority of competent jurisdiction to be invalid or unenforceable, (a) a suitable and equitable provision will be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision to other parties, Persons or circumstances will not be affected by such invalidity or unenforceability, nor will such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

10.10 Disclosures. Any disclosure made in any document delivered pursuant to this Agreement or referred to or described in writing in any Section of this Agreement or any schedule attached hereto shall be deemed to be disclosure for purposes of any other Section to which the relevance of such item is reasonably apparent.

10.11 Interpretation; Effect. When a reference is made in this Agreement to Sections, Exhibits or Disclosure Schedules, such reference shall be to a Section of, or Exhibit or

Disclosure Schedule to, this Agreement unless otherwise indicated. The Disclosure Schedules as well as all other schedules and exhibits to this Agreement shall be deemed to be part of this Agreement and included in any reference to this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only and are not part of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” Any pronoun used herein shall refer to any gender, either masculine, feminine or neuter, as the context requires. No provision of this Agreement shall be construed to require Virginia Commerce, Buyer or any of their respective Subsidiaries, affiliates or directors to take any action which would violate applicable law (whether statutory or common law), rule or regulation. The parties hereto acknowledge that each party hereto has reviewed, and has had an opportunity to have its counsel review, this Agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting party, or any similar rule operating against the drafter of an agreement, shall not be applicable to the construction or interpretation of this Agreement.

10.12 Publicity. Buyer and Virginia Commerce each shall consult with the other prior to issuing any press releases or otherwise making public announcements with respect to the Merger and the other transactions contemplated hereby and prior to making any filings with respect to any third party and/or any Governmental Authority with respect thereto, except as may be required by law or by obligations pursuant to any listing agreement with, or rules of, the NASDAQ or in connection with the regulatory application process, in which case the party required to make the release or announcement shall consult with the other to the extent practicable. The parties agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form heretofore agreed to by the parties.

[Signature page follows this page.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

VIRGINIA COMMERCE BANCORP, INC.

By:	/s/ Peter A. Converse
Peter A. Converse
Title:	Chief Executive Officer

UNITED BANKSHARES, INC.

By:	/s/ Richard M. Adams
Richard M. Adams
Title:	Chairman of the Board and Chief Executive Officer

Signature Page to the Agreement and Plan of Reorganization

Exhibit A

Form of Supplement for

Merger Sub Accession to Agreement and Plan of Reorganization

This SUPPLEMENT FOR MERGER SUB ACCESSION TO AGREEMENT AND PLAN OF REORGANIZATION, dated as of the      day of             , 2013 (this “Supplement”), to the Agreement and Plan of Reorganization, dated as of January     , 2013 (as may be amended from time to time in accordance with the terms thereof, the “Agreement”), by and between United Bankshares, Inc., a West Virginia corporation (“United”) and Virginia Commerce Bancorp, Inc., a Virginia corporation (“VCBI”).

WHEREAS, terms used but not otherwise defined herein have the meanings specified in the Agreement; and

WHEREAS, pursuant to Section 2.01 of the Agreement, United has determined to consummate the Merger in part through the merger of VCBI with and into George Mason Bankshares, Inc., a Virginia corporation (the “Merger Sub”).

NOW, THEREFORE, in consideration of the premises and of the mutual covenants, representations and warranties contained in the Agreement, the parties agree as follows:

1. Agreement. Merger Sub agrees (i) to be bound by and subject to the terms of the Agreement, (ii) to become a party to the Agreement, as provided by Section 2.01 thereof, (iii) to perform all obligations and agreements set forth therein, and (iv) to adopt the Agreement with the same force and effect as if the undersigned were originally a party thereto.

2. Notice. Any notice required to be provided pursuant to Section 10.07 of the Agreement shall be given to the Merger Sub at the following address:

11185 Main Street

Fairfax, Virginia 22030

[Insert facsimile number]

IN WITNESS WHEREOF, this Supplement has been duly executed and delivered by the undersigned, duly authorized thereunto as of the date first hereinabove written.

GEORGE MASON BANKSHARES, INC.

By:
Name:	Richard M. Adams
Title:	President

VIRGINIA COMMERCE BANCORP, INC.

By:
Name:	Peter A. Converse
Title:	President and Chief Executive Officer

UNITED BANKSHARES, INC.

By:
Name:	Richard M. Adams
Title:	Chairman of the Board and Chief Executive Officer

Exhibit B

PLAN OF MERGER

merging

VIRGINIA COMMERCE BANCORP, INC.,

a Virginia bank holding company,

with and into

GEORGE MASON BANKSHARES, INC.,

a Virginia second-tier bank holding company.

1. Merger. Virginia Commerce Bancorp, Inc. (“VCBI”), a Virginia bank holding company incorporated pursuant to the Virginia Stock Corporation Act (the “VSCA”), shall upon the Effective Time (as defined in Section 2.a) be merged (the “Merger”) with and into George Mason Bankshares, Inc., a Virginia second-tier banking holding Company incorporated pursuant to the VSCA (“George Mason”) and a wholly owned subsidiary of United Bankshares, Inc. (“UBSI”), a West Virginia bank holding company incorporated pursuant to the West Virginia Business Corporation Act, in accordance with the applicable provisions of the VSCA. As a result of the Merger, the separate corporate existence of VCBI shall cease and George Mason shall continue as the surviving corporation (the “Surviving Corporation”) following the Merger. The corporate existence of George Mason, with all its rights, privileges, immunities, powers and franchises, shall continue unaffected and unimpaired by the Merger.

2. Effective Time; Effects of the Merger.

a. The Merger shall become effective at the latest of (i) the issuance by the Virginia State Corporation Commission (the “SCC”) of a certificate of merger relating to the Merger; and (ii) the time set forth in articles of merger relating to the Merger filed with the SCC; such time referred to herein as the “Effective Time.”

b. At the Effective Time, the Merger shall have the effects set forth in Section 13.1-721 of the VSCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time the separate corporate existence of VCBI shall cease and all of the properties, rights, powers, privileges, franchises, patents, trademarks, licenses, registrations, and other assets of every kind and description of VCBI shall be vested in, and all debts, liabilities and obligations of VCBI shall be the obligation of, George Mason as the Surviving Corporation, all without further act or deed, in accordance with the applicable provisions of the VSCA.

3. Articles of Incorporation. The Articles of Incorporation of George Mason in effect at the Effective Time shall be the Articles of Incorporation of the Surviving Corporation, until the same shall thereafter be altered, amended or repealed as provided therein or by applicable law.

4. Bylaws. The Bylaws of George Mason in effect at the Effective Time shall be the Bylaws of the Surviving Corporation, until the same shall thereafter be altered, amended or repealed as provided therein or by applicable law.

5. Board of Directors; Officers. From and after the Effective Time, the directors of George Mason immediately prior to the Effective Time shall be the directors of the Surviving Corporation until their successors are duly appointed or elected. From and after the Effective Time, the officers of George Mason immediately prior to the Effective Time shall be the officers of the Surviving Corporation until their successors are duly appointed or elected. At the Effective Time, the VCBI Nominees (as defined in Section 10) shall be appointed to the Board of Directors of UBSI.

6. Manner and Basis of Converting Securities. At the Effective Time, by virtue of the Merger and without any action on the part of UBSI, George Mason, VCBI, or any holder of any shares of capital stock of VCBI, USBI or George Mason:

a. VCBI Common Stock. At the Effective Time, each holder of a share of common stock, $1.00 par value per share, of VCBI (“VCBI Common Stock”) (excluding shares of VCBI Common Stock held by UBSI, George Mason, or any UBSI or George Mason Subsidiary, in each case other than in a fiduciary capacity or as a results of debts previously contracted, which shares shall (i) not be exchanged for shares of UBSI Common Stock and (ii) be canceled and extinguished for no consideration, and shall be marked “canceled in merger” as of the Effective Time) outstanding immediately prior to the Effective Time shall automatically be converted into and exchangeable for the right to receive 0.5442 (the “Exchange Ratio”) shares of common stock, $2.50 par value per share, of UBSI (“UBSI Common Stock”) (the “Stock Consideration”). The Stock Consideration, together with cash in lieu of fractional shares as provided in Section 6.b below, are referred to herein collectively as the “Merger Consideration.”

Effective as of the Effective Time, each share of VCBI Common Stock issued and outstanding immediately prior to the Effective Time (other than Excluded Shares) shall no longer be outstanding and shall automatically be canceled and retired and cease to exist, and each holder of certificates which immediately prior to the Effective Time evidenced shares of VCBI Common Stock (each, a “VCBI Certificate”), and each holder of non-certificated shares of VCBI Common Stock (“VCBI Book-Entry Shares”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor upon surrender of such VCBI Certificate or VCBI Book-Entry Shares in accordance with Section 7.

b. No Fractional Shares. No fractional shares of UBSI Common Stock shall be issued in respect of shares of VCBI Common Stock that are to be converted in the Merger into the right to receive shares of UBSI Common Stock. Holders of VCBI Common Stock entitled to fractional shares shall be entitled to receive in lieu of any fractional share of UBSI Common Stock to which such holder would otherwise have been entitled pursuant to Sections 6.a and 7 an amount in cash (without interest) (the “Cash Consideration”), rounded to the nearest whole cent (with one-half cent being rounded upwards), equal to the product obtained by multiplying (i) the fractional share of UBSI Common Stock to which such holder would otherwise be entitled (after taking into account all shares of VCBI Common Stock held by such holder immediately prior to the Effective Time) by (ii) the average of the daily closing prices for UBSI Common Stock for the 20 consecutive full trading days on which such shares are actually traded on the NASDAQ Global Select Market (as reported by The Wall Street Journal or, if not reported thereby, any other authoritative source) ending at the close of trading on the tenth trading day (the “Determination Date”) immediately preceding the Effective Date (the “Average Closing Price”).

c. Adjustment for Certain Transactions in UBSI Common Stock. If, on or after the date of the Agreement and Plan of Reorganization, by and between UBSI and VCBI, dated as of January 29, 2013 (the “Merger Agreement”) and prior to the Effective Time, UBSI changes (or establishes a record date for changing) the number of shares of UBSI Common Stock issued and outstanding as a result of a stock split, reverse stock split, stock dividend, reorganization, recapitalization or similar transaction with respect to the then outstanding UBSI Common Stock, or establishes a record date prior to the Effective Date with respect to any dividend or distribution in respect of UBSI Common Stock other than a cash dividend consistent with past practice, the Exchange Ratio shall be proportionately adjusted to provide holders of VCBI Common Stock the same economic effect as contemplated by the Merger Agreement prior to such action.

d. Delay in Effective Date; Dividends on UBSI Common Stock. If UBSI exercises its right to delay the effective date of the Merger (the “Effective Date”) pursuant to Section 2.02(a)(i) of the Merger Agreement, and during the period of such delay UBSI sets a record date for any dividend or other distribution in respect of UBSI Common Stock such that holders of VCBI Common Stock are not entitled to participate in such dividend, each holder of VCBI Common Stock shall be entitled to receive, upon surrender of VCBI Certificates or VCBI Book-Entry Shares, a payment equal to the amount and kind of dividend or other distribution that such holder would have received had such holder been a holder of record of the shares of UBSI Common Stock issuable to such holder in the Merger on the record date for such dividend or other distribution.

e. UBSI and George Mason Common Stock. Each share of UBSI Common Stock and each share of George Mason Common Stock outstanding immediately prior to the Effective Time shall be unchanged, and shall continue to represent an issued and outstanding share of UBSI Common Stock and an issued and outstanding share of George Mason Common Stock, respectively.

f. VCBI Common Stock Held by UBSI and George Mason. All shares of VCBI Common Stock owned directly or indirectly by UBSI, George Mason or any of UBSI’s or George Mason’s respective wholly owned subsidiaries (other than shares held in a fiduciary capacity or as a result of debts previously contracted) shall be cancelled and retired and shall not represent capital stock of the Surviving Corporation and shall not be exchanged for the Merger Consideration; such cancelled and retired shares are referred to herein as the “Excluded Shares”.

g. VCBI Stock Options. At the Effective Time, each option (the “VCBI Options”), whether or not vested or exercisable, issued and outstanding immediately prior to the Effective Time under the VCBI 1998 Stock Option Plan (the “VCBI 1998 Plan”) and the VCBI 2010 Equity Plan (the “VCBI 2010 Plan”) will by virtue of the Merger and without any action on the part of any holder of a VCBI Option vest pursuant to the terms thereof and shall be converted into an option (each, a “Replacement Option”) to acquire, on the same terms and conditions as were applicable under such VCBI Option, the number of shares of UBSI Common Stock equal to (a) the number of shares of VCBI Common Stock subject to the VCBI Option multiplied by (b) the Exchange Ratio, and such product shall be rounded down to the nearest whole number. The exercise price per share of each Replacement Option shall equal (y) the exercise price per share of shares of VCBI Common Stock that were purchasable pursuant to such VCBI Option divided by (z) the Exchange Ratio, rounded up to the next whole cent. Notwithstanding anything else contained in this Section 6.g, it is the intention of the parties that the assumption of VCBI Options hereunder shall meet the requirements of Section 424(a) of the Code, and that each Replacement Option shall qualify immediately after the Effective Time as an incentive stock option (as defined in Section 422 of the Code) to the extent the related VCBI Option so qualified immediately prior to the Effective Time, and that each other Replacement Option shall be adjusted in a manner that maintains the options exemption from Section 409A of the Code, and the foregoing provisions of this Section 6.g shall be interpreted to further such purpose and intention. Prior to the Effective Time, VCBI shall take any and all actions under the VCBI 1998 Plan and the VCBI 2010 Plan necessary to effectuate this Section 6.g., including, without limitation, amending the VCBI 1998 Plan and the VCBI 2010 Plan to eliminate automatic grants or awards thereunder following the Effective Time. At the Effective Time, UBSI shall assume the VCBI 1998 Plan and the VCBI 2010 Plan; provided that such assumption shall only be with respect to the Replacement Options and shall have no obligation to make any additional grants or awards under the VCBI 1998 Plan and the VCBI 2010 Plan.

h. Warrants.

(i) At the Effective Time, each warrant originally issued in connection with an offering of trust preferred securities (the “TRUPs Warrant”) which is then outstanding and unexercised shall cease to represent a right to acquire VCBI Common Stock and shall be converted automatically into a warrant to purchase shares of UBSI Common Stock (a “Surviving TRUPs Warrant”) in an amount and at an exercise price determined as provided below (and otherwise subject to the terms under which such TRUPs Warrant was granted, including vesting rights, the agreements evidencing grants thereunder and any other agreements between VCBI and a warrant holder regarding TRUPs Warrants):

(A) the number of shares of UBSI Common Stock to be subject to the Surviving TRUPs Warrant will be equal to the product of the number of shares of VCBI Common Stock subject to the original TRUPs Warrant and the Exchange Ratio; provided that any fractional shares of VCBI Common Stock resulting from such multiplication shall be rounded down to the next whole share; and

(B) the exercise price per share of UBSI Common Stock under the Surviving TRUPs Warrant shall be equal to the exercise price per share of VCBI Common Stock under the original TRUPs Warrant divided by the Exchange Ratio; provided that if the exercise price resulting from such division results in a fractional cent, the exercise price shall be rounded up to the next cent.

(ii) At the Effective Time each warrant originally issued to the United States Department of the Treasury in connection with VCBI’s participation in the Troubled Asset Relief Program Capital Purchase Program (the “Treasury Warrant”) which is then outstanding and unexercised shall cease to represent a right to acquire VCBI Common Stock and shall be converted automatically into a warrant to purchase shares of UBSI Common Stock (a “Surviving Treasury Warrant”) in an amount and at an exercise price determined as provided below (and otherwise subject to the terms of such Treasury Warrant):

(A) the number of shares of UBSI Common Stock to be subject to the Surviving Treasury Warrant will be equal to the product of the number of shares of VCBI Common Stock subject to the original Treasury Warrant and the Exchange Ratio, rounded to the nearest one-hundredth of a share; and

(B) the exercise price per share of UBSI Common Stock under the Surviving Treasury Warrant shall be equal to the quotient of the exercise price per share of VCBI Common Stock under the original Treasury Warrant divided by the Exchange Ratio, rounded to the nearest one-tenth of a cent.

7. VCBI Common Stock Exchange Procedures.

a. Exchange Agent; Merger Consideration. UBSI shall appoint its transfer agent, Computershare Limited, or, with the written consent of VCBI, which shall not be unreasonably withheld, another agent independent of and unaffiliated with UBSI, George Mason or VCBI (the “Exchange Agent”), for the purpose of exchanging VCBI Certificates and VCBI Book-Entry Shares for the Merger Consideration. At or prior to the Effective Time, UBSI shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the holders of VCBI Common Stock and for exchange in accordance with this Plan of Merger, or shall duly authorize and direct issuance by the Exchange Agent in accordance with this Section 7 of, (i) certificates, or, at UBSI’s option, evidence of shares in book-entry form, representing the shares of UBSI Common Stock that constitute the Stock Consideration and (ii) an amount of cash necessary to pay the Cash Consideration.

b. Surrender of VCBI Certificates and VCBI Book-Entry Shares. UBSI shall cause the Exchange Agent, not later than five (5) Business Days after the Effective Time, to mail to each holder of one or more VCBI Certificates or of VCBI Book-Entry shares a form letter of transmittal for return to the Exchange Agent containing instructions for use in effecting the surrender of the VCBI Certificates and VCBI Book-Entry Shares in exchange for the Merger Consideration into which the VCBI Common Stock represented by such VCBI Certificates and VCBI Book-Entry Shares shall have been converted as a result of the Merger. The letter of transmittal shall specify that delivery shall be effected, and risk of loss and title to the VCBI Certificates and VCBI Book-Entry Shares shall pass, only upon delivery of the VCBI

Certificates and VCBI Book-Entry Shares to the Exchange Agent. Upon proper surrender of a VCBI Certificate or VCBI Book-Entry Shares for exchange and cancellation to the Exchange Agent or compliance with the provisions of Section 7.e, together with a properly completed letter of transmittal, duly executed, the holder of such VCBI Certificate or VCBI Book-Entry Shares shall be entitled to receive in exchange therefor the Merger Consideration and the VCBI Certificate and/or VCBI Book-Entry Shares so surrendered shall be cancelled. Any portion of the Merger Consideration that remains unclaimed by the holders of VCBI Common Stock on the business day after the one-year anniversary of the Effective Date shall be paid to UBSI. Any holders of VBCI Common Stock who have not theretofore complied with this Section 7.b. shall thereafter look only to UBSI for payment of the Merger Consideration, cash in lieu of fractional shares and unpaid dividends and distributions on UBSI Common Stock deliverable in respect of each share of VBCI Common Stock such stockholder holds as determined pursuant to the Merger Agreement, in each case, without any interest thereon. Subject to all applicable laws of escheat, such amounts shall be paid to such former shareholder of VCBI, without interest, upon proper surrender of his or her Certificates or delivery of an affidavit of loss as described in Section 7.e.

c. Rounding of Cash in Lieu of Fractional Shares. All dollar amounts payable to any shareholder as a result of the payment of cash in lieu of fractional shares pursuant to Section 6.b will be rounded to the nearest whole cent (with one-half cent being rounded upward), based on the aggregate amount payable for all shares registered in such shareholder’s name. No interest will be paid or accrued on any cash payable in lieu of fractional shares or any unpaid dividends and distributions, if any, payable to holders of Certificates.

d. Automatic Conversion of VCBI Certificates and VCBI Book-Entry Shares. Following the Effective Time, VCBI Certificates and VCBI Book-Entry Shares which formerly represented shares of VCBI Common Stock which are to be converted into the Stock Consideration shall be deemed for all purposes to represent the number of whole shares of UBSI Common Stock into which they have been converted, except that until exchanged in accordance with the provisions of this Section 7, the holders of such shares shall not be entitled to receive dividends or other distributions or payments in respect of UBSI Common Stock.

e. Lost VCBI Certificates; Failure to Surrender VCBI Certificates. If any Certificates shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such VCBI Certificate to be lost, stolen or destroyed and, if required by UBSI, the posting by such person of a bond, in such reasonable amount as UBSI may direct, as indemnity against any claim that may be made against it with respect to such VCBI Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed VCBI Certificate, the Merger Consideration to be paid in respect of the shares of VCBI Common Stock represented by such VCBI Certificate.

8. Amendment. Subject to the terms of the Merger Agreement, this Plan of Merger may be amended by the Boards of Directors of George Mason and VCBI at any time prior to the Effective Time; provided, however, that any amendment made subsequent to the approval of this Plan of Merger by the shareholders of George Mason, UBSI and VCBI shall not:

a. alter or change the amount or kind of shares or other securities, eligible interests, obligations, rights to acquire shares, other securities or eligible interests, cash or other property or rights to be received under this Plan of Merger by the VCBI shareholders;

b. alter or change any of the other terms or conditions of this Plan of Merger if the change would adversely VCBI shareholders in any material respect; or

c. alter or change any term of the Articles of Incorporation of VCBI or George Mason.

9. Abandonment. At any time prior to the Effective Time, the Merger may be abandoned, subject to the terms of the Merger Agreement, without further shareholder action in the manner determined by the Boards of Directors of UBSI, George Mason and VCBI. Written notice of such abandonment shall be filed with the SCC prior to the Effective Time.

10. Defined Terms. As used in this Plan of Merger, the following terms shall have the meaning set forth below:

a. “VCBI Nominees” means two (2) current members of the Board of Directors of VCBI that UBSI shall appoint, at the Effective Time, as members of the Board of Directors of UBSI, to serve as directors of UBSI until their successors are duly elected and qualified.

Exhibit C

AGREEMENT AND PLAN OF MERGER

OF

VIRGINIA COMMERCE BANK

with and into

UNITED BANK

THIS AGREEMENT AND PLAN OF MERGER by and between Virginia Commerce Bank (“VCB”) and United Bank (“United Bank”) is dated as of [            ], 2013 (the “Bank Merger Agreement”).

WHEREAS, VCB is a Virginia chartered commercial bank organized and existing under the Code of Virginia (the “Virginia Code”) with its principal office at 5350 Lee Highway, Arlington, Virginia 22207, with an authorized capitalization of 5,000,000 shares of common stock, $1.00 par value per share (“VCB Capital Stock”), of which 1,968,985 shares of VCB Capital Stock are outstanding, and 1,000,000 shares of preferred stock, par value $5.00 per share, none of which is outstanding; and

WHEREAS, United Bank is a Virginia chartered commercial bank organized and existing under the Virginia Code with its principal office at 11185 Main Street, Fairfax, Virginia 22030, with an authorized capitalization of 200,000 shares of common stock, par value $10.00 per share (“United Bank Capital Stock”), of which 200,000 shares are outstanding; and

WHEREAS, VCB is a wholly owned subsidiary of Virginia Commerce Bancorp, Inc., a Virginia corporation and registered bank holding company having its headquarters at 5350 Lee Highway, Arlington, Virginia 22207 (“Virginia Commerce”); and

WHEREAS, United Bank is a wholly owned subsidiary of George Mason Bankshares, Inc., a Virginia corporation and second-tier holding company having its headquarters at 11185 Main Street, Fairfax, Virginia 22030 (“George Mason”); and

WHEREAS, George Mason is a wholly owned subsidiary of United Bankshares, Inc., a West Virginia corporation and registered bank holding company having its headquarters at 300 United Center, 500 Virginia Street, East, Charleston, West Virginia 25301 (“United”); and

WHEREAS, prior to the entry into this Bank Merger Agreement, United and Virginia Commerce entered into an Agreement and Plan of Reorganization dated as of January 29, 2013 (as such agreement may hereafter be amended or supplemented from time to time, the “Reorganization Agreement”) pursuant to which United has agreed to acquire Virginia Commerce by means of the merger of Virginia Commerce with and into George Mason with George Mason surviving such merger (the “Merger”); and

WHEREAS, it is contemplated pursuant to the Reorganization Agreement that, after the Merger, VCB will be merged with and into United Bank, with United Bank surviving the merger (the “Bank Merger”); and

WHEREAS, each of the Boards of Directors of VCB and United Bank has determined that the Bank Merger would be in the best interests of its respective bank, has approved the Bank Merger and has authorized its respective bank to enter into this Bank Merger Agreement; and

WHEREAS, the parties hereto intend that the Bank Merger shall qualify as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Bank Merger Agreement is intended to be adopted as a “plan of reorganization for purposes of Sections 354 and 361 of the Code;

NOW, THEREFORE, in consideration of the premises and the mutual agreements contained herein, the parties do hereby agree as follows:

ARTICLE I

At the Effective Time (as defined in Section 4.1), subject to the terms and conditions of this Bank Merger Agreement, VCB shall be merged with and into United Bank, and United Bank shall be the surviving institution resulting from the Bank Merger (the “Merged Bank”), pursuant to Section 6.2-822 of the Virginia Code. The Bank Merger shall have the effect provided in Section 6.2-822.C of the Virginia Code.

ARTICLE II

The name of the Merged Bank in the Bank Merger shall be “United Bank.”

ARTICLE III

The business of the Merged Bank shall be that of a Virginia chartered commercial bank. The business shall be conducted by the Merged Bank at its principal office, which shall be located at the principal office of United Bank at 11185 Main Street, Fairfax, Virginia 22030; at all duly authorized and operating branches of United Bank and VCB as of the Effective Time (as hereinafter defined), together with the principal office of VCB, which shall be operated as a branch of the Merged Bank; and at all other offices and facilities of United Bank and VCB established as of the Effective Time.

ARTICLE IV

Section 4.1 At the time the Bank Merger becomes effective (the “Effective Time”), the separate existence of VCB shall cease and the corporate existence of United Bank, as the Merged Bank, shall continue unaffected and unimpaired by the Bank Merger; and the Merged Bank shall be deemed to be the same business and corporate entity as each of VCB and United Bank. At the Effective Time, by virtue of the Bank Merger and without any further act, deed, conveyance or other transfer, all of the property, rights, powers and franchises of VCB and United Bank shall vest in United Bank as the Merged Bank, and the Merged Bank shall be subject to and be

Exhibit C

deemed to have assumed all of the debts, liabilities, obligations and duties of VCB and United Bank, and to have succeeded to all of the relationships, fiduciary or otherwise, of VCB and United Bank as fully and to the same extent as if such property, rights, powers, franchises, debts, liabilities, obligations, duties and relationships had been originally acquired, incurred or entered into by the Merged Bank; provided, however, that the Merged Bank shall not, through the Bank Merger, acquire power to engage in any business or to exercise any right, privilege or franchise which is not conferred on the Merged Bank by the Virginia Code or applicable regulations.

Section 4.2 The Merged Bank, upon the consummation of the Bank Merger and without any order or other action on the part of any court or otherwise, shall hold and enjoy all rights of property, franchises and interests, including appointments, designations and nominations, and all other rights and interests as agent, trustee, executor, administrator, registrar of stocks and bonds, guardian of estates, conservator, assignee, receiver and committee of estates of incompetents, bailee or depository of personal property, and in every other fiduciary and/or custodial capacity, in the same manner and to the same extent as such rights, franchises and interests were held or enjoyed by each of VCB and United Bank immediately prior to the Effective Time.

ARTICLE V

Section 5.1 At the Effective Time, (i) all of the shares of VCB Capital Stock validly issued and outstanding immediately prior to the Effective Time shall, by virtue of the Bank Merger and without any action on the part of the holder thereof, be canceled and retired, and no cash, new shares of common stock, or other property shall be delivered in exchange therefor, and (ii) the shares of United Bank Capital Stock issued and outstanding immediately prior to the Effective Time shall, at the Effective Time, continue to be issued and outstanding.

Section 5.2 At and after the Effective Time, certificates evidencing shares of VCB Capital Stock shall thereafter not evidence any interest in VCB or the Merged Bank.

Section 5.3 The stock transfer book of VCB shall be closed as of the Effective Time and, thereafter, no transfer of any shares of VCB Capital Stock shall be recorded therein.

ARTICLE VI

Section 6.1 Upon the Effective Time, the Board of Directors of the Merged Bank shall be comprised of those persons serving as directors of United Bank immediately prior to the Effective Time, together with the three (3) current members of the Board of Directors of VCB that United Bank shall appoint, at the Effective Time, as members of the Board of Directors of the Merged Bank, to serve as directors of the Merged Bank until their successors are duly elected and qualified (the “VCB Nominees”). Each such Director shall hold office until the next annual meeting of the shareholder of the Merged Bank at which Directors are elected, unless sooner removed, resigned, disqualified or deceased, and until his or her successor has been elected and qualified. United Bank shall take such actions as shall be required to effect the election or appointment of the VCB Nominees as members of the Board of Directors of the Merged Bank, as of the Effective Time. The VCB Nominees shall provide such information with respect to their qualifications as United Bank shall reasonably request and shall comply with any policies and conditions regarding board service applicable to all United Bank directors. This Section 6.1 does not establish a contractual right to continued service on the United Bank Board of Directors by the VCB Nominees. The inclusion of the VCB Nominees on slates of nominees put forward by the United Bank Board of Directors from and after their appointment pursuant to this Section 6.1 shall be determined in the same manner as all other nominees and incumbent Directors.

Section 6.2 The officers of United Bank serving immediately prior to the Effective Time shall serve as the officers of the Merged Bank, as the successor institution, together with Peter A. Converse as President of the Merged Bank, until their successors are duly appointed by the Board of Directors of the Merged Bank.

ARTICLE VII

From and after the Effective Time, (i) the Articles of Incorporation of the Merged Bank shall be the Articles of Incorporation of United Bank in effect immediately prior to the Effective Time and shall thereafter continue in full force and effect until further altered, amended or repealed in accordance with law, and (ii) the Bylaws of the Merged Bank shall be the Bylaws of United Bank in effect immediately prior to the Effective Time and shall thereafter continue in full force and effect until further altered, amended or repealed in accordance with law.

ARTICLE VIII

This Bank Merger Agreement may be amended by a subsequent writing signed by all of the parties hereto, except that no provision in Article IX may be amended or waived at any time pursuant to its terms. This Bank Merger Agreement may be terminated by mutual consent of VCB Bank and United Bank at any time prior to the Effective Time. In addition, this Bank Merger Agreement will terminate, and be of no further force or effect, upon the termination of the Reorganization Agreement without any action by either party hereto.

ARTICLE IX

Section 9.1 This Bank Merger Agreement and the Bank Merger shall be adopted and approved by the written consent of the sole holder of all of the outstanding shares of VCB Capital Stock and by the written consent of the sole holder of all of the outstanding shares of United Bank Capital Stock.

Section 9.2 The Effective Time shall be the later of (i) the time and date designated by United Bank to the Virginia Bureau of Financial Institutions as the time and date on which the Bank Merger shall be effective and (ii) the time and date on which the Virginia Bureau of Financial Institutions orders the Bank Merger to be effective; provided, however, that in no event shall the Effective Time be earlier than, or at the same time as, the effective time of the Merger.

Section 9.3 Notwithstanding any provision of this Bank Merger Agreement to the contrary, it shall be a condition to the consummation of the Bank Merger and the parties’ obligations to consummate the Bank Merger that, (i) immediately prior to the Effective Time, the

Exhibit C

Merger shall have been consummated and George Mason shall be the sole holder of all of the issued and outstanding shares of VCB Capital Stock and all of the issued and outstanding shares of United Bank Capital Stock, either directly or indirectly, and (ii) all required regulatory approvals shall have been obtained and any waiting periods shall have expired.

Section 9.4 Each of the parties hereto agrees to use reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Bank Merger Agreement, subject to and in accordance with the applicable provisions of the Reorganization Agreement.

ARTICLE X

Any notice or other communication required or permitted under this Bank Merger Agreement shall be effective only if it is in writing and delivered personally or sent by registered or certified mail, postage prepaid, addressed as follows:

if to VCB:

Peter A. Converse, President & Chief Executive Officer

Virginia Commerce Bancorp, Inc.

5350 Lee Highway

Arlington, Virginia 22207

Fax: (703) 534-7216

E-mail: pconverse@vcbonline.com

Copy to:

Jacob A. Lutz, III

Troutman Sanders LLP

Troutman Sanders Building

1001 Haxall Point

Richmond, Virginia 23219

Fax (804) 698-6014

E-mail: jake.lutz@troutmansanders.com

if to United Bank:

James J. Consagra, Jr., President and Chief Executive Officer

United Bank

1118 Main Street

Fairfax, Virginia 22030

Fax (703) 442-7190

E-mail: jconsagra@unitedbank-va.com

Copy to:

Sandra M. Murphy

Bowles Rice LLP

600 Quarrier Street

Charleston, West Virginia 25301

Fax (304) 343-3058

E-mail: smurphy@bowlesrice.com

or to such other address as such party may designate by notice to the others and shall be deemed to have been given upon receipt.

ARTICLE XI

From time to time as and when reasonably requested by the Merged Bank and to the extent permitted by law and at the expense of the Merged Bank, the officers and directors of VCB and United Bank last in office shall execute and deliver such assignments, deeds and other instruments and shall take or cause to be taken such further or other action as shall be necessary in order to vest or perfect in or to confirm of record or otherwise to the Merged Bank title to, and possession of, all of the property, rights, power and franchises of VCB and United Bank, including, without limitation, all rights and interests of VCB and United Bank in any fiduciary and/or custodial capacity, and otherwise to carry out the purposes of this Bank Merger Agreement, and the proper officers and directors of the Merged Bank, as the receiving and surviving entity, are fully authorized to take any and all such action in the name of VCB and United Bank or otherwise.

ARTICLE XII

This Bank Merger Agreement is binding upon and is for the benefit of VCB and United Bank and their respective successors and permitted assigns; provided, however, that neither this Bank Merger Agreement nor any rights or obligations hereunder may be assigned by any party hereto to any other person without the prior consent in writing of each other party hereto. This Bank Merger Agreement is not made for the benefit of any person, firm, corporation or association not a party hereto and no other person, firm, corporation or association shall acquire or have any right under or by virtue of this Bank Merger Agreement.

ARTICLE XIII

This Bank Merger Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Virginia, except to the extent federal law may be applicable.

ARTICLE XIV

This Bank Merger Agreement shall constitute a plan of “reorganization” for the Bank Merger within the meaning of Section 368(a) of the Code.

ARTICLE XV

Exhibit C

This Bank Merger Agreement may be executed in several counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, VCB and United Bank have each caused this Agreement and Plan of Merger to be executed as of the date first above written.

VIRGINIA COMMERCE BANK

By:
Peter A. Converse
Title:	President & Chief Executive Officer

UNITED BANK

By:
James J. Consagra, Jr.
Title:	President & Chief Executive Officer

Signature Page to the Agreement and Plan of Merger

Exhibit D

PLAN OF MERGER

merging

VIRGINIA COMMERCE BANK,

a Virginia chartered commercial bank

with and into

UNITED BANK,

a Virginia chartered commercial bank

1. Merger. Virginia Commerce Bank (“VCB”), a Virginia chartered commercial bank, shall upon the Effective Time (as defined in Section 2.a below) be merged (the “Bank Merger”) with and into United Bank (“United Bank”), a Virginia chartered commercial bank, in accordance with the applicable provisions of the Virginia Stock Corporation Act (the “VSCA”) and Title 6.2 of the Code of Virginia. As a result of the Bank Merger, the separate corporate existence of VCB shall cease and United Bank shall continue as the surviving corporation (the “Successor Institution”) following the Bank Merger. The corporate existence of United Bank shall continue unaffected and unimpaired by the Bank Merger.

2. Effective Time; Effects of the Merger.

a. The Bank Merger shall become effective at the later of (i) the time and date designated by United Bank to the Virginia Bureau of Financial Institutions as the time and date on which the Bank Merger shall be effective and (ii) the time and date on which the Virginia Bureau of Financial Institutions orders the Bank Merger to be effective; provided, however, that in no event shall the Effective Time be earlier than, or at the same time as, the effective time of the merger (the “Merger”) of Virginia Commerce Bancorp, Inc., the parent company of VCB (“Virginia Commerce”), with and into George Mason Bankshares, Inc., the parent company of United Bank (“George Mason”), and wholly-owned subsidiary of United Bankshares, Inc. (“UBSI”); such time referred to herein as the “Effective Time.”

b. The business of the Successor Institution shall be that of a Virginia chartered commercial bank. The business shall be conducted by the Successor Institution at its principal office, which shall be located at the principal office of United Bank at 1118 Main Street, Fairfax, Virginia 22030; at all duly authorized and operating branches of United Bank and VCB as of the Effective Time, together with the principal office of VCB, which shall be operated as a branch of the Successor Institution; and at all other offices and facilities of United Bank and VCB established as of the Effective Time.

c. At the Effective Time, the Bank Merger shall have the effects set forth in Section 13.1-721 of the VSCA. At the Effective Time, the separate existence of VCB shall cease and the corporate existence of United Bank, as the Successor Institution, shall continue unaffected and unimpaired by the Bank Merger; and the Successor Institution shall be deemed to be the

Exhibit D

same business and corporate entity as each of VCB and United Bank. At the Effective Time, by virtue of the Bank Merger and without any further act, deed, conveyance or other transfer, all of the property, rights, powers and franchises of VCB and United Bank shall vest in United Bank as the Successor Institution, and the Successor Institution shall be subject to and be deemed to have assumed all of the debts, liabilities, obligations and duties of VCB and United Bank, and to have succeeded to all of the relationships, fiduciary or otherwise, of VCB and United Bank as fully and to the same extent as if such property, rights, powers, franchises, debts, liabilities, obligations, duties and relationships had been originally acquired, incurred or entered into by the Successor Institution; provided, however, that the Successor Institution shall not, through the Bank Merger, acquire power to engage in any business or to exercise any right, privilege or franchise which is not conferred on the Successor Institution by the Code of Virginia or applicable regulations.

d. The Successor Institution, upon the consummation of the Bank Merger and without any order or other action on the part of any court or otherwise, shall hold and enjoy all rights of property, franchises and interests, including appointments, designations and nominations, and all other rights and interests as agent, trustee, executor, administrator, registrar of stocks and bonds, guardian of estates, conservator, assignee, receiver and committee of estates of incompetents, bailee or depository of personal property, and in every other fiduciary and/or custodial capacity, in the same manner and to the same extent as such rights, franchises and interests were held or enjoyed by each of VCB and United Bank immediately prior to the Effective Time.

e. The name of the Successor Institution in the Bank Merger shall be “United Bank.”

3. Manner and Basis of Converting Securities.

a. At the Effective Time, (i) all of the shares of the capital stock of VCB validly issued and outstanding immediately prior to the Effective Time shall, by virtue of the Bank Merger and without any action on the part of the holder thereof, be canceled and retired, and no cash, new shares of common stock, or other property shall be delivered in exchange therefor, and (ii) the shares of the capital stock of United Bank issued and outstanding immediately prior to the Effective Time shall, at the Effective Time, continue to be issued and outstanding.

b. At and after the Effective Time, certificates evidencing shares of capital stock of VCB shall thereafter not evidence any interest in VCB or the Successor Institution.

c. The stock transfer book of VCB shall be closed as of the Effective Time and, thereafter, no transfer of any shares of capital stock of VCB shall be recorded therein.

4. Board of Directors. Upon the Effective Time, the Board of Directors of the Successor Institution shall be comprised of those persons serving as directors of United Bank immediately prior to the Effective Time, together with the VCB Nominees (as defined in Section 11 hereof). Each such Director shall hold office until the next annual meeting of the shareholder of the Successor Institution at which directors are elected, unless sooner removed, resigned, disqualified or deceased, and until his or her successor has been elected and qualified. United Bank shall take such actions as shall be required to effect the election or appointment of the VCB

Exhibit D

Nominees as members of the Board of Directors of the Successor Institution, as of the Effective Time.

5. Officers. Upon the Effective Time, the officers of the Successor Institution shall be comprised of those persons serving as officers of United Bank immediately prior to the Effective Time, together with the VCB Officer (as defined in Section 11 hereof). Each such officer shall hold office until his or her successor has been duly appointed by the Board of Directors of the Successor Institution.

6. Articles of Incorporation. From and after the Effective Time, the Articles of Incorporation of the Successor Institution shall be the Articles of Incorporation of United Bank in effect immediately prior to the Effective Time and shall thereafter continue in full force and effect until further altered, amended or repealed in accordance with law.

7. Bylaws. From and after the Effective Time, the Bylaws of the Successor Institution shall be the Bylaws of United Bank in effect immediately prior to the Effective Time and shall thereafter continue in full force and effect until further altered, amended or repealed in accordance with law.

8. Amendment. Subject to the terms of the Agreement and Plan of Merger by and between United Bank and VCB, dated January 29, 2013 (the “Bank Merger Agreement”), this Plan of Merger may be amended by the Boards of Directors of United Bank and VCB at any time prior to the Effective Time; provided, however, that any amendment made subsequent to the approval of this Plan of Merger by the shareholder of VCB and the shareholder of United Bank shall not:

a. alter or change the amount or kind of shares or other securities, eligible interests, obligations, rights to acquire shares, other securities or eligible interests, cash or other property or rights to be received under this Plan of Merger by such shareholders;

b. alter or change any of the other terms or conditions of this Plan of Merger if the change would adversely affect such shareholders in any material respect; or

c. alter or change any term of the Articles of Incorporation of VCB or United Bank.

9. Condition Precedent; Termination. It shall be a condition to the consummation of the Bank Merger and the parties’ obligations to consummate the Bank Merger that, (i) immediately prior to the Effective Time, the Merger shall have been consummated and George Mason shall be the sole holder of all of the issued and outstanding shares of capital stock of VCB and all of the issued and outstanding shares of capital stock of United Bank, either directly or indirectly, and (ii) all required regulatory approvals shall have been obtained and any waiting periods shall have expired. This Plan of Merger may be terminated by mutual consent of VCB and United Bank at any time prior to the Effective Time. In addition, this Plan of Merger will terminate, and be of no further force or effect, upon the termination of the Reorganization Agreement without any action by either party hereto.

10. Abandonment. At any time prior to the Effective Time, the Bank Merger may be abandoned, subject to regulatory approval and to the terms of the Bank Merger Agreement, without further shareholder action in the manner determined by the Boards of Directors of

Exhibit D

United Bank and VCB. Written notice of such abandonment shall be filed with the Virginia State Corporation Commission prior to the Effective Time.

11. Defined Terms. As used in this Plan of Merger, the following terms shall have the meaning set forth below:

a.	“Reorganization Agreement” means the Agreement and Plan of Reorganization by and between Virginia Commerce and UBSI, dated January 29, 2013, pursuant to which Virginia Commerce will be merged with and into UBSI, with UBSI surviving such merger.

b.	“VCB Officer” means the current President and Chief Executive Officer of VCB that the Successor Institution shall appoint, at the Effective Time, as President of the Successor Institution, to serve as an officer of the Successor Institution.

c.	“VCB Nominees” means three (3) current members of the Board of Directors of VCB that the Successor Institution shall appoint, at the Effective Time, as members of the Board of Directors of the Successor Institution, to serve as directors of the Successor Institution until their successors are duly elected and qualified.

Exhibit E

SUPPORT AGREEMENT

This Agreement, made as of this 29th day of January, 2013, between United Bankshares, Inc., a West Virginia corporation (“Buyer”), and the stockholder of Virginia Commerce Bancorp, Inc., a Virginia corporation (“Virginia Commerce”), identified on the signature page hereto in such Stockholder’s capacity as a stockholder of Virginia Commerce (the “Stockholder”).

WHEREAS, Buyer and Virginia Commerce have entered into an Agreement and Plan of Reorganization dated as of the date hereof (the “Reorganization Agreement”) pursuant to which all of the outstanding shares of Virginia Commerce Common Stock will be exchanged for shares of Buyer Common Stock in accordance with the terms of the Reorganization Agreement; and

WHEREAS, the Stockholder owns or possesses the sole right to vote or direct the voting of, the number of shares of Virginia Commerce Common Stock set forth on the signature page hereto (the “Covered Shares”); and

WHEREAS, the Stockholder owns or possesses the sole power to dispose of or to direct the disposition of, the Covered Shares the number of shares of Virginia Commerce Common Stock set forth on the signature page hereto; and

WHEREAS, the Stockholder has the right to acquire pursuant to the exercise of Virginia Commerce Stock Options issued and outstanding pursuant to the Virginia Commerce Stock Plans, the number of shares of Virginia Commerce Common Stock set forth on the signature page hereto; and

WHEREAS, as a material inducement for Buyer to enter into the Reorganization Agreement and consummate the transactions contemplated thereby, the Stockholder has agreed to enter into this Agreement;

NOW, THEREFORE, in consideration of the foregoing and the covenants and agreements set forth herein and in the Reorganization Agreement, and intending to be legally bound hereby, the parties agree as follows:

1. Representations and Warranties of Stockholder. The Stockholder represents and warrants as follows: That he/she is now, and at all times until the Effective Time of the Merger will be, the sole owner, of record or beneficially, or possesses and will possess the sole right to vote or direct the voting of all of the Covered Shares, and possesses or will possess the sole power to dispose of or direct the disposition of all of Covered Shares. The Stockholder has, and through the Effective Time will continue to have, the sole right and power to vote and/or dispose of, or to direct the voting or disposition of, all of the Covered Shares. The Stockholder has full right, power and authority to enter into, deliver and perform this Agreement. This Agreement has been duly executed and delivered by the Stockholder and constitutes the legal, valid and binding obligation of the Stockholder, and is enforceable in accordance with its terms.

2. Covenants of Stockholder. (a) The Stockholder agrees that he/she shall cause the Covered Shares to be present at the Virginia Commerce Meeting and at such meeting shall vote,

or cause to be voted, the Covered Shares in favor of the Reorganization Agreement and the transactions contemplated thereby, until this Agreement terminates as provided in Section 2(e), unless: (i) Buyer is in material default with respect to a material covenant, representation, warranty or agreement made by it in the Reorganization Agreement or (ii) in accordance with Section 7.02 of the Reorganization Agreement, the Board of Directors of Virginia Commerce has failed to make, withdrawn, modified or otherwise changed (or publicly proposed or resolved to do the foregoing) its recommendation to Virginia Commerce stockholders.

(b) The Stockholder agrees that until the termination of this Agreement as provided in Section 2(e), that he/she shall not, without the prior written consent of Buyer, directly or indirectly tender or permit the tender into any tender or exchange offer, or sell, transfer, hypothecate, grant a security interest in or otherwise dispose of or encumber any of the Covered Shares, or any options to acquire Virginia Commerce Common Stock issued and outstanding pursuant to the Virginia Commerce Stock Plans, provided that this restriction shall not apply to shares that are hypothecated or as to which a security interest already has been granted as of the date hereof. Notwithstanding the foregoing, in the case of any transfer by operation of law subsequent to the date hereof, this Agreement shall be binding upon and inure to the transferee.

(c) The Stockholder agrees that he/she shall not, and he/she shall not authorize, direct, induce, or encourage any other person, including but not limited to any holder of Virginia Commerce Common Stock, or any officer, employee or director of Virginia Commerce to, solicit from any third party any inquiries or proposals relating to the disposition of Virginia Commerce’s business or assets or the business or assets of Virginia Commerce Bank, a Virginia chartered commercial bank and wholly-owned subsidiary of Virginia Commerce (“VCB”), or the acquisition of Virginia Commerce or VCB’s voting securities, or the merger of Virginia Commerce or VCB with any person other than Buyer or any subsidiary of Buyer, or except as provided in Section 7.06 of the Reorganization Agreement: (i) provide any such person with information or assistance or negotiate or (ii) conduct any discussions with any such person in furtherance of such inquiries or to obtain a proposal.

(d) The Stockholder agrees that he/she shall not, without the prior written consent of Buyer, sell on NASDAQ, or submit an offer to sell on NASDAQ, or otherwise directly or indirectly sell, transfer or dispose of (other than by an exercise), any Covered Shares or any options, warrants, rights or other securities convertible into or exchangeable for shares of Virginia Commerce Common Stock prior to the Effective Time of the Merger.

(e) This Agreement shall terminate upon the earlier to occur of: (a) the termination of the Reorganization Agreement by any of the parties thereto, provided that such termination shall not be in violation of any provision of the Reorganization Agreement; or (b) the Effective Time of the Merger.

3. Additional Shares and Options. Notwithstanding anything to the contrary contained herein, this Agreement shall apply to all shares of Virginia Commerce Common Stock which the Stockholder currently has the sole right and power to vote and/or dispose of, or to direct the voting or disposition of, and all such shares of Virginia Commerce Common Stock as to which the Stockholder may hereafter acquire the sole right and power to vote and/or dispose of, or to direct the voting or disposition of, and all Virginia Commerce Stock Options which the Stockholder may currently own or hereafter acquire.

4. Governing Law. This Agreement shall be governed in all respects by the law of the Commonwealth of Virginia, without regard to the conflict of laws principles thereof.

5. Assignment; Successors. This Agreement may not be assigned by the Stockholder without the prior written consent of Buyer. The provisions of this Agreement shall be binding upon and, shall inure to the benefit of the parties hereto and their respective successors, assigns, heirs and personal representatives.

6. Scope of Agreement. The parties hereto acknowledge and agree that this Agreement shall not confer upon Buyer any right or ability to acquire the shares of Virginia Commerce Common Stock other than in connection with the Merger. The parties hereto acknowledge and agree that this Agreement does not constitute an agreement or understanding of the Stockholder in his/her capacity as a director or officer of Virginia Commerce or VCB, but only in his/her capacity as a holder of shares of Virginia Commerce Common Stock or of Virginia Commerce Stock Options.

7. Severability. Any invalidity, illegality or unenforceability of any provision of this Agreement in any jurisdiction shall not invalidate or render illegal or unenforceable the remaining provisions hereof in such jurisdiction and shall not invalidate or render illegal or unenforceable such provision in any other jurisdiction.

8. Amendment, Waiver. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto which expressly states its intention to amend this Agreement. No provision of this Agreement may be waived, except by an instrument in writing, executed by the waiving party, expressly indicating an intention to effect a waiver. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

9. Defined Terms. Capitalized terms used and not defined herein and defined in the Reorganization Agreement shall have the meaning ascribed to them in the Reorganization Agreement.

10. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be an original, and all of which together shall constitute one and the same instrument.

[Remainder of page intentionally blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day first above written.

BUYER

By:
Name:
Title:

STOCKHOLDER

Name:

Shares as to which Stockholder has sole:

Voting Power:

Dispositive Power:

Options held by Stockholder:

[Signature Page to Support Agreement]

List of Disclosure Schedules

to the

Agreement and Plan of Reorganization

dated January 29, 2013

between

United Bankshares, Inc. and Virginia Commerce Bancorp, Inc.

Buyer Disclosure Schedule

Section 6.04(b)(i)	Outstanding Options
Section 6.04(g)(ii)	Financial Reports and SEC Documents
Section 6.04(g)(iii)	Reports
Section 6.04(t)	Insurance

VIRGINIA COMMERCE DISCLOSURE SCHEDULE

Section 5.01 – Forebearances of Virginia Commerce

Section 5.01(b)	Capital Stock

Section 5.01(d)	Compensation; Employment Agreements; Etc.

Section 5.01(e)	Benefit Plans

Section 6.03 – Representations and Warranties of Virginia Commerce

Section 6.03(a)	Organization and Standing

Section 6.03(b)	Capitalization

Section 6.03(c)	Subsidiaries

Section 6.03(d)	Corporate Power

Section 6.03(e)	Corporate Authority

Section 6.03(f)	Consents and Approvals; No Defaults

Section 6.03(g)	Financial Reports; Absence of Certain Changes or Events

Section 6.03(h)	Litigation

Section 6.03(i)	Regulatory Matters

Section 6.03(j)	Compliance with Laws

Section 6.03(k)	Material Contracts; Defaults

Section 6.03(l)	No Brokers

Section 6.03(m)	Employee Benefit Plans

Section 6.03(n)	Labor Matters

Section 6.03(o)	Takeover Laws

Section 6.03(p)	Environmental Matters

Section 6.03(q)	Tax Matters

Section 6.03(r)	Risk Management Instruments

Section 6.03(s)	Books and Records

Section 6.03(t)	Insurance